Great American Financial Resources, Inc.
Legal/Compliance Department, 525-13A
525 Vine Street
Cincinnati OH 45202
April 16, 2010
Via Email (ruckmanc@sec.gov) and EDGAR
Craig Ruckman
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Annuity Investors Variable Account C (File No. 811-21095)
TotalGroup Variable Annuity Contract (File No. 333-148940)
Comments on Post-Effective Amendment No. 2 Filed on February 19, 2010
Dear Mr. Ruckman:
On behalf of Annuity Investors Variable Account C (the “Registrant”), we are hereby submitting responses to the verbal comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) that were provided to us in a telephone call on April 6, 2010. These comments were made in connection with Post-Effective Amendment No. 2 to the Registration Statement, which was filed on February 19, 2010 pursuant to Rule 485(a) of the Securities Act of 1933, as amended (“1933 Act”) (the “485(a) Filing”). This 485(a) filing related to the Registrant’s TotalGroup variable annuity contract (the “Contract”).
The Registrant understands that the comments of the Staff, as presented in this letter, are not the legal record of the comments. We have attempted to recite the Staff comments as accurately as possible based on our notes of the April 6, 2010 telephone call.
1.	General — Please clarify supplementally whether Annuity Investors Life Insurance Company (the “Company”) has entered into any guarantee or support agreements with third parties to support the Company’s guarantees under the Contract.

Response:	The Company has not entered into any guarantee or support agreements with third parties to support the guarantees under the Contract.

Craig Ruckman
Securities and Exchange Commission
April 16, 2010

2.	General — Please confirm supplementally that the contract name on the cover page of the prospectus is, and will continue to be, the name included in the EDGAR Class Identifier for the Contract. If the names are not the same, please confirm supplementally that they will be aligned by changing either the name on the cover page of the prospectus or the EDGAR Class Identifier.

Response:	The name of the Contract on the front of the prospectus is the contract name included in the EDGAR Class Identifier for the Contract. If we change the name of the Contract on the front of the prospectus, we will also change the contract name included in the EDGAR Class Identifier for the Contract.
3.	General — Please clarify supplementally if the Registrant qualifies for and intends to rely upon Rule 12h-7 under the Exchange Act, and if so, include a statement to that effect in the prospectus.

Response:	The Registrant does not intend to rely upon Rule 12h-7 under the Securities Exchange Act of 1934.
4.	Expense Tables/Table A Contract Owner Transaction Expenses (Narrative) — To make the presentation clearer, please remove the narrative from the table and put this text in footnotes.

Response:	The Registrant has removed the narrative from the table and inserted this text after Table A.
5.	Expense Tables/Table A Contract Owner Transaction Expenses (Early Withdrawal Charges) — Please indicate that the early withdrawal charge may be waived under certain circumstances and provides a cross reference to the section of the prospectus where these waivers are discussed.

Response:	The Registrant has included this information and cross reference in the text that now follows Table A.
6.	Expense Tables/Table A Contract Owner Transaction Expenses (Loan Interest Spread) — Please clarify, in a footnote to Table A, the “maximum loan rate.”

Response:	The Registrant has revised the text that now follows Table A to more clearly describe the maximum loan interest.

Craig Ruckman
Securities and Exchange Commission
April 16, 2010

7.	Examples — The examples appear to assume that early withdrawal charges apply to some annuitizations but not to other annuitizations. Please clarify the types of annuitizations to which the early withdrawal charge applies.

Response:	After Table A, the Registrant has explained that it waives early withdrawal charges if the contract owner annuitizes the contract for life or for a period of at least 10 years. In addition, in the Examples section of the prospectus, the Registrant has specifically indicated whether or not the early withdrawal charge applies to the situations illustrated in the 4 tables.
8.	Overview (What Benefits Are Available under the Contract?) — Please state that a withdrawal may result in a reduction of the death benefit that is greater than the amount of the withdrawal.

Response:	The Registrant has revised this section of the prospectus to include the requested statement.
9.	Purchase Payments and Allocations to Investment Options (Overview) — Please add a cross reference to the Automatic Transfer Programs section of the prospectus.

Response:	The Registrant has added the requested cross reference.
10.	Processing Purchase Payments — Please capitalize the term “Good Order” throughout the prospectus.

Response:	The Registrant has capitalized the term “Good Order” throughout the prospectus.
11.	Processing Purchase Payments — Please include more information on how the Net Investment Factor is determined. If this discussion is not included in the Processing Purchase Payments section of the prospectus, please include in that section an appropriate cross reference to the location of the discussion.

Response:	The Registrant has expanded the discussion of the Net Investment Factor in the Definitions section of the prospectus and added a cross reference to this discussion in the Processing Purchase Payments section of the prospectus.

Craig Ruckman
Securities and Exchange Commission
April 16, 2010

12.	Fees and Charges (Early Withdrawal Charge) — In the Fees and Charges section, please indicate if the early withdrawal charge will be deducted from the amount withdrawn or from the remaining contract value.

Response:	The Registrant has added a new paragraph labeled “Deductions for Early Withdrawal Charge.” In this new paragraph, the Registrant (a) explains that, unless the owners requests otherwise, the early withdrawal charge will be deducted from the remaining contract value and (b) provides an example.
13.	Fees and Charges (Early Withdrawal Charge) — In the Fees and Charges section, please provide an example of the calculation of early withdrawal.

Response:	The Registrant has added the example requested by the Staff.
14.	Waiver of Early Withdrawal Charges (Extended Care Waiver and Terminal Illness Waiver) — Please confirm that all material features of the riders are described, including the benefits and costs of the rider, how the rider operates, the conditions that must be met to qualify for the rider benefits, and how to elect the rider.

Response:	The Registrant expanded the discussion of each rider to explain how to elect the rider. The expanded discussion of each rider describes all the material features of that rider.
15.	Transfers — Highlight the final paragraph in the Current Restrictions on Transfers to and from the Fixed Accumulation Account section of the prospectus.

Response:	The Registrant has changed the format of this paragraph to bold.
16.	Withdrawals and Surrenders (Withdrawals) — Clarify whether the amount withdrawn is reduced by the early withdrawal charge.

Response:	The Registrant has added text in this section of the prospectus to clarify that (1) the owner will receive the amount he or she requested and (2) his or her account value will be reduced by the amount he or she receives plus the early withdrawal charge.
17.	Withdrawals and Surrenders (Systematic Withdrawal) — Clarify whether the early withdrawal charge applies to systematic withdrawals.

Response:	The Registrant has revised the text in this section of the prospectus to clarify that, unless a waiver applies, an early withdrawal charge applies to a withdrawal made under the systematic withdrawal program.

Craig Ruckman
Securities and Exchange Commission
April 16, 2010

18.	Contract Loans — Please explain the circumstances under which collateral can be held in subaccounts rather than the fixed accumulation account and whether and how interest is credited on such amounts.

Response:	Collateral may not be held in subaccounts; it must be held in the fixed accumulation account. The Registrant has revised the discussion related to collateral to clarify this requirement.
19.	Contract Loans — Clarify that collateral held in the fixed accumulation account is no longer available for allocation to the subaccounts and, as a result, these funds may earn less than they might have earned if allocated to the subaccounts.

Response:	This concept is explained in the second to last paragraph in the Contract Loans section of the prospectus.
20.	Contract Loans — Please clarify if the transfer restrictions imposed on the amounts transferred to the fixed accumulation account apply to transfers of collateral to the fixed accumulation account. In addition, please clarify if the transfer restrictions imposed on amount transfers from the fixed accumulation account apply to transfers of collateral once the loan is repaid.

Response:	The restrictions on transfers to and from the fixed accumulation account do not apply to transfers of collateral into and out of the fixed accumulation account. The Registrant has added disclosure explaining this exception in the Contract Loans section of the prospectus.
21.	Contract Loans — Please clarify whether purchase payments made while a loan is outstanding are treated as loan repayments. Also clarify whether loan repayments are treated as purchase payments for purposes of the early withdrawal charge.

Response:	The Registrant treats purchase payments and loan repayments separately. Purchase payments made while a loan is outstanding are not treated as loan repayments. Loan repayments are not treated as purchase payments for purposes of the early withdrawal charge. The Registrant has added disclosure explaining

Craig Ruckman
Securities and Exchange Commission
April 16, 2010

22.	Annuity Benefit (Annuity Benefit Amount) — The inclusion of the phrase “the outstanding balance of any loans” in the last sentence of this paragraph appears to conflict with information in the Contract Loans section. Please clarify whether the contract can be annuitized when a loan is outstanding. In addition, clarify if there are tax consequences to annuitizing the contract when a loan is outstanding.

Response:	The Registrant requires a contract owner to pay all contract loans in full before annuitizing the contract. To avoid any confusion about this requirement, the Registrant has deleted the phrase “the outstanding balance of any loans” from the last sentence of the Annuity Benefit Amount paragraph. As repayment is required before annuitization, a discussion about the tax consequences of annuitizing when a loan is outstanding is not needed.
23.	Death Benefit (Other Information about Death Benefit Amount) — Clarify that a reduction reflecting a withdrawal may be greater than the amount of the withdrawal.

Response:	The Registrant has added the requested disclosure.
24.	Death Benefit (Application of a Death Benefit to a Settlement Option) — This disclosure includes the following sentence: “If the Beneficiary is a non-natural person, the Beneficiary may elect to have payments under a life option based on the life of a person to whom the Beneficiary is obligated.” Please clarify whether payments to a non-natural person must be for a fixed period of time unless the person to whom the beneficiary is obligated is identified.

Response:	The Registrant has revised the disclosure to indicate that otherwise a Beneficiary that is a non-natural person may only elect a fixed period payment.
25.	Settlement Options (Form of Benefit Payments under Settlement Options) — Please provide a discussion concerning fixed dollar payments and variable dollar payments, including (a) what makes a payment “fixed” versus “variable,” (b) how the amount of initial payments is determined, and (c) the importance of the assumed investment rate of return used to determine the initial payment amount.

Response:	The Registrant has expanded the discussion of fixed dollar payments and variable dollar payments to address the topics set out in this comment.

Craig Ruckman
Securities and Exchange Commission
April 16, 2010

26.	Annuity Investors Life Insurance Company — Please clarify that contract owners must rely upon the financial strength of the Company for the payment of claims (including death benefits) and that the Company’s general account will be subject to the claims of the Company’s creditors.

Response:	The Registrant has revised the disclosure in the section of the prospectus to address the points set out in this comment.
27.	Typographical and Formatting Errors — The cover page and text in Appendix D refers to an enhanced death benefit, which is not available with the contract. The text in the “Waivers after Severance of Employment” is incorrectly formatted with bullet points.

Response:	The Registrant has deleted the references to the enhanced death benefit and corrected the formatting identified above.
********************
     Tandy representations, executed by the Registrant, are included with this letter as Attachment A.
     A copy of the revised prospectus, which reflects the revisions discussed above, is included with this letter. The revised prospectus also contains the following updated material:
•	updated information related the underlying Portfolios

•	updated information related to the loan interest spread

•	updated costs in the examples

•	updated financial information

•	updated text in the Federal Tax Matters section
The revised prospectus includes corrections to typographical errors, additional customer service contact information, and clarifying references related to domestic partners
     Please contact Karen M. McLaughlin at (513) 412-1465 or kmclaughlin@gafri.com immediately if you have additional questions or comments.

/s/ Karen M. McLaughlin
Karen M. McLaughlin, Senior Corporate Counsel
Great American Financial Resources, Inc.

cc: Kevin L. Cooney (via email)

Attachment A
Acknowledgement
The undersigned, on behalf of the Annuity Investors Variable Account C (the “Registrant”), hereby acknowledges that:
•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annuity Investors Variable Account C
By:	Annuity Investors Life Insurance Company

By:	/s/ John P. Gruber
John P. Gruber, Senior Vice President, General
Counsel & Chief Compliance Officer

Dated: April 16, 2010

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
TotalGroup®
GROUP FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES
PROSPECTUS DATED MAY 1, 2010
This prospectus describes a group flexible premium deferred annuity contract (the “Contract”). The prospectus also describes the interest that a participant (the “Participant”) has in the Contract. Each Participant’s interest in the Contract is evidenced by a Certificate of Participation (the “Certificate”).
Annuity Investors Life Insurance Company® (the “Company”) is the issuer of the Contract. The Contract is available for tax-qualified and non-tax-qualified retirement arrangements. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.
The Contract offers tax-deferred treatment of earnings, Annuity Benefits, and a Death Benefit. The Contract offers both variable and fixed investment options.
The variable investment options are Subaccounts of Annuity Investors® Variable Account C (the “Separate Account”). The Contract currently offers 43 Subaccounts. Each Subaccount invests in shares of a registered investment company or a portfolio of a registered investment company (each, a “Portfolio”). The Portfolios are listed below.

American Century Variable Portfolios	Invesco Variable Insurance Funds*
-Large Company Value Fund-Class II	-Invesco V.I. Capital Development Fund-Series II Shares
-Mid Cap Value Fund-Class II	-Invesco V.I. Global Real Estate Fund-Series II Shares
-Vista SM Fund-Class I	-Invesco V.I. International Growth Fund-Series II Shares
-Invesco V.I. Mid Cap Core Equity Fund-Series II Shares
Calamos® Advisors Trust	-Invesco V.I. Small Cap Equity Fund-Series I Shares
-Growth and Income Portfolio	-Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Class I
-Invesco Van Kampen V.I. Value Portfolio-Class I
Davis Variable Account Fund, Inc.
-Value Portfolio	Janus Aspen Series
-Balanced Portfolio-Service Shares
The Dreyfus Socially Responsible Growth Fund, Inc.-	-Enterprise Portfolio-Service Shares
Service Shares	-Janus Portfolio-Service Shares
-Overseas Portfolio-Service Shares
Dreyfus Stock Index Fund, Inc.-Service Shares
Morgan Stanley-The Universal Institutional Funds, Inc.
Dreyfus Variable Investment Fund	-Mid Cap Growth Portfolio-Class I
-Money Market Portfolio
Neuberger Berman Advisers Management Trust
DWS Variable Series II	-Guardian Portfolio-Class S
-Dreman Small Mid Cap Value VIP-Class B
-Global Thematic VIP-Class A	Oppenheimer Variable Account Funds
-Capital Appreciation Fund-Service Shares
Financial Investors Variable Insurance Trust	-Global Securities Fund-Service Shares
-Ibbotson Balanced ETF Asset Allocation Portfolio-Class II	-Main Street Fund®-Service Shares
-Ibbotson Conservative ETF Asset Allocation Portfolio-Class II	-Main Street Small Cap Fund-Service Shares
-Ibbotson Growth ETF Asset Allocation Portfolio-Class II
-Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II	PIMCO Variable Insurance Trust
-High Yield Portfolio-Administrative Class
Franklin Templeton Variable Insurance Products Trust	-Real Return Portfolio-Administrative Class
-Franklin Small Cap Value Securities Fund-Class 2	-Total Return Portfolio-Administrative Class
-Franklin U.S. Government Fund-Class 2
-Mutual Global Discovery Securities Fund-Class 2	Wilshire Variable Insurance Trust
-Mutual Shares Securities Fund-Class 2	-2015 ETF Fund
-Templeton Foreign Securities Fund-Class 2	-2025 ETF Fund
-Templeton Global Bond Securities Fund-Class 2	-2035 ETF Fund

*	The full legal name of Invesco Variable Insurance Funds is AIM Invesco Variable Insurance Funds (Invesco Variable Insurance Funds).

i

2010 Portfolio Changes
•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Van Kampen’s Value Portfolio, which are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and will change their brand name to Invesco Van Kampen. The list above and other disclosures in this prospectus reflect this anticipated transaction.
The Contract currently offers one fixed investment option: the Fixed Accumulation Account. This fixed investment option is provided through the Company’s Fixed Account.
This prospectus includes information an investor should know before investing in the Contract. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.
A Statement of Additional Information (“SAI”), dated May 1, 2010, contains more information about the Separate Account and the Contract. The SAI is part of this prospectus. The table of contents for the SAI is printed on the last page of this prospectus. For a free copy of the SAI, complete and return the form on the last page of this prospectus, or call us at 1-800-789-6771. The SAI (as well as other information regarding the Contract, the Separate Account or the Company) is available at the Securities and Exchange Commission web site: www.sec.gov. The registration number for the Contract is 333-148940.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
•	Neither the Contract nor a Participant’s interest in the Contract is a deposit or obligation of a bank or credit union or guaranteed by a bank or credit union.

•	Neither the Contract nor a Participant’s interest in the Contract is FDIC or NCUSIF insured.

•	Both the Contract and a Participant’s interest in the Contract involve investment risk and may lose value.
Contract Availability
The Contract is not available in all states and may not be available under all retirement arrangements. For additional information about the availability of the Contract, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
Right to Cancel
In some states, a Participant may have the right to cancel his or her interest in the Contract within a certain number of days after he or she receives his or her Certificate. Generally, the Participant will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.
Overview
A brief overview of the Contract and a Participant’s interest in the Contract is included on pages XXX-XXX of this prospectus.

DEFINITIONS
The capitalized terms defined in this section of the prospectus will have the meanings given to them when used in this prospectus. Other terms that have a specific meaning under the Contract or the Certificate, but which are not defined in this section, will be explained in the section of this prospectus where they are primarily used.
Please note that the words “you” and “your” in this prospectus refer to the Participant.
Account Value
The sum of your “variable account value” and your “fixed account value.”
•	Your “variable account value” is the value of your interest in all of the Subaccounts.

•	Your “fixed account value” is the value of your interest in the Fixed Accumulation Account.
Accumulation Unit
A unit of measure used to calculate the value of a Subaccount before the Commencement Date. The value of an Accumulation Unit is referred to as the “Accumulation Unit Value.”
Annuity Benefit
The payments that may be made as described in the Annuity Benefit section of the Certificate. Annuity benefit payments are generally made to you as the payee.
Beneficiary
The person entitled to receive any Death Benefit that is to be paid with respect to your interest in the Contract.
More information about the Beneficiary is included in the Other Contract and Certificate Provisions section of the prospectus.
Benefit Unit
A unit of measure used to determine the dollar value of any variable dollar payments after the Commencement Date. The value of a Benefit Unit is referred to as the “Benefit Unit Value.”
Certificate
The certificate of participation that evidences your interest in the Contract. This Certificate is not a contract and is not part of the Contract.
Certificate Anniversary
The date in each year that is the annual anniversary of your Certificate effective date. Your Certificate effective date is the date that your interest in the Contract took effect. Your Certificate effective date is set out on the Certificate specifications page.
Certificate Year
Each 12 month period that begins on your Certificate effective date or on a Certificate Anniversary.
Company
Annuity Investors Life Insurance Company®.
•	The words “we” “us” and “our” in this prospectus also refer to Annuity Investors Life Insurance Company®.
Commencement Date
The Annuity Commencement Date if an Annuity Benefit is payable or the Death Benefit Commencement Date if a Death Benefit is payable.
•	Your Annuity Commencement Date is the first day of the first payment interval for which payment of an Annuity Benefit is to be made. Your Annuity Commencement Date on the Certificate effective date is shown on the Certificate specifications page.

•	Your Death Benefit Commencement Date is (1) the first day of the first payment interval for a Death Benefit that is paid as periodic payments or (2) the date of payment for a Death Benefit that is paid as a lump sum.

Contract
The group flexible premium deferred variable annuity contract described in this prospectus and in which you have an interest.
•	The term “Contract” includes any riders or endorsements to the Contract, any application for the Contract, any application for a rider or an endorsement to the Contract, and any Participant applications and enrollment forms.
Death Benefit
The benefit described in the Death Benefit section of the Certificate.
Fixed Account
The Fixed Account is part of the Company’s general account. The Fixed Accumulation Account is provided through the Fixed Account.
Good Order
We cannot process information or a request until we have received your instructions in “Good Order” at our Administrative Office. We will consider information or a request to be in “Good Order” when we have actually received a Written Request, along with all the information and other legal documentation that we require to process the information or request. To be in “Good Order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to process the information or request.
Net Investment Factor
The Net Investment Factor is a measure of the investment performance of a Subaccount from one Valuation Period to the next. Each Subaccount has a Net Investment Factor for each Valuation Period. The Net Investment Factor may be greater than one, or it may be less than one. This means that the Accumulation Unit Value for each Subaccount may increase or it may decrease.
The Net Investment Factor for each Valuation Period reflects changes in the net asset value of the underlying Portfolio, dividends or capital gains distributions by the Portfolio, credits or charges for tax reserves with respect to the Subaccount, and the mortality and expense risk charges and administration charges.
Owner
The owner of the Contract identified on the Certificate specifications page. The Owner must be your employer or the trustee of your employer’s retirement plan.
Participant
The person identified on the Certificate specifications page who has an interest in the Contract and for whom an account is established.
•	The words “you” and “your” in this prospectus also refer to the Participant.
Portfolio
A registered investment company or a portfolio of a registered investment company in which the corresponding Subaccount invests. The Portfolios are listed on the cover page of this prospectus.
Purchase Payment
An amount received by us for your interest in the Contract. This amount is after the deduction of applicable premium or other taxes.
Separate Account
Annuity Investors Variable Account C, which is an account that was established and is maintained by the Company.
Subaccount
A subdivision of the Separate Account. Each Subaccount invests in the shares of the corresponding Portfolio listed on the cover page of this prospectus.

Surrender Value
An amount equal to your Account Value as of the end of the applicable Valuation Period, reduced by:
•	any fees or charges that would apply upon a surrender;

•	any applicable premium tax or other taxes not previously deducted; and

•	the outstanding balance of any loans.
SEC
Securities and Exchange Commission.
Valuation Date
Each day on which the New York Stock Exchange is open for business.
Valuation Period
The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.
Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us;

•	on our form or in a manner satisfactory to us; and

•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Additional Details
The statement of Additional Information contains more information about Accumulation Units and Benefit Units. It also contains the formula for determining the Net Investment Factor for any Subaccount for any Valuation Period and an explanation of how the following values are calculated:
•	variable account value;

•	fixed account value

•	Accumulation Unit Values; and

•	Benefit Unit Values.
EXPENSE TABLES
These tables describe the fees and expenses you will pay when you acquire an interest in the Contract, during the time that you hold your interest in the Contract, and when you withdraw money from your interest in the Contract.
Table A: Participant Transaction Expenses
The first table describes the fees and expenses that you will pay at the time you acquire an interest in the Contract, withdraw money from your interest in the Contract, surrender your interest in the Contract, annuitize your interest in the Contract, make a transfer between investment options, or borrow money from your interest in the Contract. Premium taxes may also be deducted.

	Current	Maximum
Sales load imposed on Purchase Payments	None	None
Early withdrawal charge on withdrawals and on surrender or annuitization	5.00%	5.00%
Transfer Fee	$25	$30
Annual Automatic Transfer Program Fee	None	$30
Annual Systematic Withdrawal Fee	None	$30
Loan Origination Fee	$50	$50
Loan Interest Spread	3.00%	5.00%

The early withdrawal charges is calculated as a percentage of the amount withdrawn, surrendered or annuitized. The charge decreases to zero after Certificate Year 5. We waive the early withdrawal charge that would otherwise apply if you annuitize your Contract for life or for a fixed period of at least 10 years and under other circumstances described in the Waiver of Early Withdrawal Charges section of this prospectus.
This fee currently applies to transfers in excess of 12 in any Certificate Year.
Loans are available only on certain Tax Qualified Contracts. Generally we require collateral in an amount equal to 110% of the outstanding loan balance. The Loan Interest Spread is the difference between the interest rate we charge you on a loan and the interest rate we credit to collateral. Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate we credit to collateral is 3%, the maximum loan interest spread is 5%. However, a plan administrator or an employer retirement plan may require us to charge a higher interest rate on loans. In this case, the maximum loan interest spread will be higher than 5%.
Table B: Annual Expenses
The next table describes the fees and expenses that you will pay periodically during the time that you hold your interest in the Contract, not including Portfolio fees and expenses. Separate Account annual expenses are shown as a percentage of average account value.

Annual Certificate Maintenance Fee	$40
Separate Account Annual Expenses
Mortality and Expense Risk Charge	0.85%
Administration Charge	0.15%
Total Separate Account Annual Expenses	1.00%
If you surrender your interest in the Contract, we will apply the certificate maintenance fee at that time.
Table C: Total Annual Portfolio Operating Expenses
The next table shows the minimum and maximum total operating expenses of the Portfolios that you may pay periodically during the time that you hold your interest in the Contract. These expenses are deducted from Portfolio assets and include management fees, distribution and service (12b-1) fees, acquired fund fees and expenses, and other expenses. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus of that Portfolio.

	Minimum	Maximum
Before any fee reduction or expense reimbursement	0.54%	1.51%
After contractual fee reductions and/or expense reimbursements	0.54%	1.45%
Contractual fee reductions and/or expense reimbursements related to a Portfolio will continue for a period that ends on a specific date. The shortest period will end on September 30, 2010 and the longest period will end December 31, 2013.
The information about Portfolio expenses that we used to prepare this table was provided to us by the Portfolios. We have not independently verified the Portfolio expense information. The minimum and maximum expenses shown in the table are for the year ended December 31, 2009. Actual expenses of a Portfolio in future years may be higher or lower.
The Portfolios in the Financial Investors Variable Insurance Trust (Ibbotson portfolios) and the Wilshire Variable Insurance Trust (Wilshire portfolios) are structured as “fund of funds” and invest in other investment companies (“Acquired Funds”). As a result, each Ibbotson portfolio and each Wilshire portfolio will likely incur higher expenses than funds that invest directly in securities.
The minimum expenses, both before and after any fee reduction and/or expense reimbursement, are the expenses of the Dreyfus Stock Index Fund, Inc.

The maximum expenses before and after fee reductions and/or expense reimbursements are the expenses of the Invesco V.I. Global Real Estate Fund-Series II Shares. The adviser to this Portfolio has contractually agreed, through at least April 30, 2011, to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual fund operating expenses, subject to the exclusions discussed in the next sentence, of Series II shares to 1.45% of average daily net assets. In determining the adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual fund operating expenses after fee waivers and/or expense reimbursements to exceed the 1.45% expense limitation: (1) interest; (2) taxes; (3) dividend expense on short sales; (4) extraordinary or non-routine items; (5) expenses of the underlying funds that are paid indirectly as a result of share ownership of the underlying funds; and (6) expenses that the Portfolio has incurred but did not actually pay because of an expense offset arrangement. The Board of Trustees of Invesco Variable Insurance Funds or Invesco Advisers, Inc. may mutually agree to terminate the fee waiver arrangement at any time.
Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include:
•	early withdrawal charges (described in Table A above);

•	annual certificate maintenance fee and Separate Account annual expenses (described in Table B above); and

•	Portfolio operating expenses (described in Table C above).
Your actual costs may be higher or lower than the costs shown in the examples.
Example 1: Certificate with Maximum Fund Operating Expenses
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.

•	The annual certificate maintenance fee of $40 and Separate Account annual expenses of 1.00% are incurred.

•	The maximum Portfolio expenses before reimbursement (1.51%) or after reimbursement (1.45%) are incurred.
By comparing the costs shown in the tables below, you can see the impact of early withdrawal charges on your costs.
In this table, we assume that you surrender your interest in the Contract at the end of the period or you annuitize your interest in the Contract for a fixed period of less than 10 years at the end of the period. We also assume that the applicable early withdrawal charge is incurred. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$799	$1,257	$1,806	$4,041
After reimbursement	$793	$1,238	$1,713	$3,967
In this table, we assume that you keep your interest in the Contract and leave your money in the Contract for the entire period or you annuitize your interest in the Contract for life of for a filed period of 10 years or more at the end of the period. The early withdrawal charge will not apply in these situations. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$299	$957	$1,706	$4,041
After reimbursement	$293	$938	$1,673	$3,967
Example 2: Certificate with Minimum Fund Operating Expenses
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.

•	The annual certificate maintenance fee of $40 and Separate Account annual expenses of 1.00% are incurred.

•	The maximum Portfolio expenses (0.54%)are incurred.
By comparing the costs shown in the tables below, you can see the impact of early withdrawal charges on your costs.
In this table, we assume that you surrender your interest in the Contract at the end of the period or you annuitize your interest in the Contract for a fixed period of less than 10 years at the end of the period. We also assume that the applicable early withdrawal charge is incurred. In this case, your costs would be:

1 year	3 years	5 years	10 years
$700	$945	$1,256	$2,783

In this table, we assume that you keep your interest in the Contract and leave your money in the Contract for the entire period or you annuitize your interest in the Contract for life of for a filed period of 10 years or more at the end of the period. The early withdrawal charge will not apply in these situations. In this case, your costs would be:

1 year	3 years	5 years	10 years
$200	$645	$1,156	$2,783
FINANCIAL INFORMATION
Condensed Financial Information
Condensed financial information for the Contracts is set forth in Appendix A to this prospectus. It includes:
•	year-end accumulation unit values for each Subaccount for the period ended December 31, 2008 and the year ended December 31, 2009; and

•	number of accumulation units outstanding as of the end of the period or year.
Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.
OVERVIEW
What is the Separate Account?
The Separate Account is an account that was established and is maintained by the Company. It is divided into Subaccounts. Each Subaccount invests in shares of the corresponding Portfolio listed on the cover page of this prospectus. If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio.
What Is the Contract?
The Contract is a group deferred variable annuity, which is an insurance product. It is a contract between the Owner and the Company, under which we promise to pay a stream of payments to each Participant at some future date. Like other variable annuities, it is designed to be a long-term investment, to meet retirement and other long-range goals.
The Contract offers both variable and fixed investment options to which you can allocate Purchase Payments. The value of your interest in the Contract will vary depending on the performance of the investment options you choose.
What Benefits Are Available under the Contract?

Annuity Benefit
If you annuitize your interest in the Contract, we promise to pay a stream of Annuity Benefit payments for the duration of the settlement option selected. This feature helps protect you against the possibility that you will outlive your assets.

Death Benefit	We will generally pay a Death Benefit to your Beneficiary if you die before your Annuity Commencement Date and before you surrender your interest in the Contract.

Tax Deferral
The Contract is tax-deferred. This means you pay no taxes on the interest and investment gains related to your interest in the Contract until you withdraw money from your interest in the Contract. You may transfer money from one investment option to another within the Contract without paying tax at the time of the transfer. If the Contract was issued in conjunction with a retirement arrangement that provides tax deferral, the Contract will not provide additional tax deferral and should be purchased for its other benefits and features.

A withdrawal from the Contract may result in a reduction of the Death Benefit that is greater than the amount of the withdrawal. For more information about how withdrawals impact the Death Benefit, see the Other Information about the Death Benefit Amount section of this prospectus and the examples in Appendix C.

What Are the Risks Related to the Contract?
•	The variable investment options to which you allocate Purchase Payments may lose value, which would cause your Account Value to decrease.

•	Claims related to the annuity and death benefits are backed only by the claims paying ability of the Company.

•	An early withdrawal charge may apply if you withdraw money from your interest in the Contract or surrender or annuitize your interest in the Contract.

•	If you withdraw money from your interest in the Contract or surrender your interest in the Contract before age 59 1/2, a penalty tax may be applicable.
How Do I Acquire an Interest in the Contract?
The Owner will collect Purchase Payments by payroll deduction or otherwise and will send them to us. To acquire an interest in a Tax-Qualified Contact, your minimum initial Purchase Payment must be at least $50. To acquire an interest in any other Contract, your minimum initial Purchase Payment must be at least $100. Additional information about the requirements that apply to Participants and Purchase Payments is included in the Purchase Payments and Allocations to Investment Options section of this prospectus.
How Do I Cancel My Certificate?
In some states, you may have the right to cancel your Certificate within a certain number of days after you receive it. Generally, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. Any right to cancel is described more fully in your Certificate.
What Fees and Charges Apply to My Interest in the Contract?
We will charge the fees and charges listed below.
•	An annual Certificate maintenance fee

•	A transfer fee for certain transfers among investment options

•	An early withdrawal charge, if applicable

•	An administration charge

•	A mortality and expense risk charge

•	Premium taxes, if any

•	Loan origination fee, if applicable
We may reduce or waive a fee or charge as discussed in the Fees and Charges section of this prospectus. The mortality and expense risk charge may never be entirely waived.
In addition to fees and charges described in your Certificate, the Portfolios incur expenses that are passed through to you. Portfolio expenses for the fiscal year ended December 31, 2009 are described in the prospectuses of the Portfolios.
Will Any Charges or Penalties Apply to Withdrawals or upon Surrender or Annuitization?
An early withdrawal charge may apply if you make withdrawals from your interest in the Contract, surrender your interest in the Contract or annuitize your interest in the Contract at any time in the first 5 Certificate Years. This early withdrawal charge is sometimes called a deferred sales load or a surrender charge. In addition, we will deduct the annual Certificate maintenance fee when you surrender your interest in the Contract. These charges and fees are described in the Fees and Charges section of this prospectus.
If you withdraw money from or surrender a Tax-Qualified Contract, the full amount withdrawn or surrendered is generally subject to income tax. If you withdraw money from or surrender any other Contract, only the amount representing gains is subject to income tax. If you are under age 59 1/2, the taxable amount is also generally subject to a 10% federal penalty tax. Tax consequences of a withdrawal or a surrender are described more fully in the Federal Tax Matters section of this prospectus. The right to withdraw or surrender may be restricted under certain tax-qualified retirement arrangements.
How Do I Contact the Company?
Any questions or inquiries should be directed to our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Please include your Contract number and your name. You may also call us at 1-800-789-6771 or contact us through our web site, www.gafri.com.

THE PORTFOLIOS
Overview
The Separate Account currently is divided into 43 Subaccounts. Each Subaccount invests in the corresponding Portfolio listed below. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the Portfolio’s investment objectives, policies and practices, its investment advisor and other service providers, and its expenses. There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment policies and/or practices of any of the Portfolios.
You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of Purchase Payments to, or transfers among, the Subaccounts. For a copy of the prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-4523, or call us at 1-800-789-6771 or go to our website at www.gafri.com.
You are responsible for choosing Subaccounts and making allocations that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. In making these decisions, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you. You bear the risk that the value of your Contract may decline as a result of the performance of the Subaccounts you have chosen. Therefore, you should carefully consider any decisions regarding Purchase Payment allocations and transfers to a Subaccount. You should monitor and periodically re-evaluate your investment allocations to determine if they are still appropriate. We do not provide investment advice and we do not recommend or endorse any of the available investment options in the Contract.
The Company and/or its affiliates may directly or indirectly receive payments from the Portfolios and/or their service providers (investment advisers, administrators and/or distributors) in connection with certain administrative, marketing and other services provided by the Company and/or its affiliates and expenses incurred by the Company and/or its affiliates. The Company and/or its affiliates generally receive three types of payments: Rule 12b-1 fees, support fees and other payments. The Company and its affiliates may use the proceeds from these payments for any corporate purpose, including payment of expense related to promoting, issuing, distributing and administering the Contracts, marketing the underlying Portfolios, and administering the Separate Account. The Company and its affiliates may profit from these payments. More information about these payments is included in the Statement of Additional Information.
Each Ibbotson Portfolio and each Wilshire Portfolio listed in the table above is structured as a “fund of funds.” A “fund of funds” attempts to achieve its investment objective by investing in other investment companies (each, an “Acquired Fund”), which in turn invest directly in securities. Each Ibbotson Portfolio and each Wilshire Portfolio indirectly incurs a proportionate share of the expenses of each Acquired Fund in which it invests. As a result of this fund of funds structure, the Ibbotson Portfolios and the Wilshire Portfolios will likely incur higher expenses than funds that invest directly in securities.
Portfolio, Share Classes, Advisors and Portfolio Investment Categories

PORTFOLIO	SHARE CLASS	ADVISOR	INVESTMENT CATEGORY
American Century Variable Portfolios, Inc.

Large Company Value Fund	Class II	American Century Investment Management	Domestic equity: Large value

Mid Cap Value Fund	Class II	American Century Investment Management	Domestic equity: Mid cap value

VistaSM Fund	Class I	American Century Investment Management	Domestic equity: Mid cap growth

Calamos® Advisors Trust

Growth and Income Portfolio	N/A	Calamos Advisors	Balanced: Moderate allocation

Davis Variable Account Fund, Inc.

Value Portfolio	N/A	Davis Selected Advisors Sub-Advisor: Davis Selected Advisers-NY	Domestic equity: Large blend

Dreyfus

The Dreyfus Socially Responsible Growth Fund, Inc.	Service	The Dreyfus Corporation	Domestic equity: Large growth

PORTFOLIO	SHARE CLASS	ADVISOR	INVESTMENT CATEGORY
Dreyfus Stock Index Fund, Inc.	Service	The Dreyfus Corporation Index Manager: Mellon Capitol Management Corporation*	Domestic equity: Large blend

Dreyfus Variable Investment Fund Money Market Portfolio	N/A	The Dreyfus Corporation	Money market: Money market taxable

DWS Variable Series II

Dreman Small Mid Cap Value VIP	Class B	Deutsche Investment Management Americas Sub-Advisor: Dreman Value Management	Domestic equity: Small value

Global Thematic VIP	Class A	Deutsche Investment Management Americas	International equity: World stock

Financial Investors Variable Insurance Trust

Ibbotson Balanced ETF Asset Allocation Portfolio	Class II	ALPS Advisers Sub-Advisor: Ibbotson Associates	Balanced: Moderate allocation

Ibbotson Conservative ETF Asset Allocation Portfolio	Class II	ALPS Advisers Sub-Advisor: Ibbotson Associates	Balanced: Conservative allocation

Ibbotson Growth ETF Asset Allocation Portfolio	Class II	ALPS Advisers Sub-Advisor: Ibbotson Associates	Domestic equity: Large blend

Ibbotson Income/Growth ETF Asset Allocation Portfolio	Class II	ALPS Advisers Sub-Advisor: Ibbotson Associates	Balanced: Conservative allocation

Franklin Templeton Variable Insurance Products Trust

Franklin Small Cap Value Securities Fund	Class 2	Franklin Advisory Services	Domestic equity: Small value

Franklin U.S. Government Fund	Class 2	Franklin Advisers	Government bond: Intermediate government

Mutual Global Discovery Securities Fund	Class 2	Franklin Mutual Advisers	International equity: World stock

Mutual Shares Securities Fund	Class 2	Franklin Mutual Advisers	Domestic equity: Large value

Templeton Foreign Securities Fund	Class 2	Templeton Investment Counsel Sub-Advisor: Franklin Templeton Investment Management	International equity: Foreign large value

Templeton Global Bond Securities Fund	Class 2	Franklin Advisers	World bond

Invesco Variable Insurance Funds

Capital Development Fund	Series II	Invesco Advisers	Domestic equity: Mid cap growth

Global Real Estate Fund	Series II	Invesco Advisers	International equity: Global real estate

International Growth Fund	Series II	Invesco Advisers	International equity: Foreign large growth

Mid Cap Core Equity Fund	Series II	Invesco Advisers	Domestic equity: Mid cap blend

Small Cap Equity Fund	Series II	Invesco Advisers	Domestic equity: Small blend

Van Kampen U.S. Mid Cap Value Portfolio	Class I	Invesco Advisers	Domestic equity: Mid cap value

Van Kampen Value Portfolio	Class I	Invesco Advisers	Domestic equity: Large value

Janus Aspen Series

Balanced Portfolio	Service	Janus Capital Management	Balanced: Moderate allocation

Enterprise Portfolio	Service	Janus Capital Management	Domestic equity: Mid cap growth

Janus Portfolio	Service	Janus Capital Management	Domestic equity: Large growth

Overseas Portfolio	Service	Janus Capital Management	International equity: Foreign large growth

Morgan Stanley—The Universal Institutional Funds, Inc.

Mid Cap Growth Portfolio	Class I	Morgan Stanley Investment Management	Domestic equity: Mid cap growth

Neuberger Berman Advisers Management Trust

Guardian Portfolio	Class S	Neuberger Berman Management Sub-Advisor: Neuberger Berman	Domestic equity: Large blend

Oppenheimer Variable Account Funds

Capital Appreciation Fund	Service	OppenheimerFunds	Domestic equity: Large growth

Global Securities Fund	Service	OppenheimerFunds	International equity: World stock

PORTFOLIO	SHARE CLASS	ADVISOR	INVESTMENT CATEGORY
Main Street Fund®	Service	OppenheimerFunds	Domestic equity: Large blend

Main Street Small Cap Fund	Service	OppenheimerFunds	Domestic equity: Small blend

PIMCO Variable Insurance Trust

High Yield Portfolio	Administrative	Pacific Investment Management	Specialty bond: High yield bond

Real Return Portfolio	Administrative	Pacific Investment Management	General bond: Inflation-protected bond

Total Return Portfolio	Administrative	Pacific Investment Management	General bond: Intermediate term bond

Wilshire Variable Insurance Trust

2015 ETF Fund	N/A	Wilshire Associates	Balanced: Target date 2011-2015

2025 ETF Fund	N/A	Wilshire Associates	Balanced: Target date 2021-2025

2035 ETF Fund	N/A	Wilshire Associates	Balanced: Target date 2031-2035

*	Mellon Capital Management Corporation is an affiliate of The Dreyfus Corporation.
THE FIXED ACCUMULATION ACCOUNT
The currently available fixed investment option is the Fixed Accumulation Account. Amounts allocated to the Fixed Accumulation Account will receive a stated rate of interest of at least 1% per year. We may from time to time pay a higher current interest rate for the Fixed Accumulation Account.
PURCHASE PAYMENTS AND ALLOCATIONS TO INVESTMENT OPTIONS
Overview
The Contract is available for tax-qualified and non-tax-qualified retirement arrangements. The terms of the applicable retirement arrangement will determine whether an individual can become a Participant and hold an interest in the Contract. You should contact the Owner for additional information about this retirement arrangement.
•	If we issued the Contract in connection with a tax-qualified retirement arrangement, you must be between the ages of 18 and 85 on your Certificate effective date.
•	If we issued the Contract in connection with a non-tax-qualified retirement arrangement, you must be between the ages of 0 and 85 on your Certificate effective date.
To determine if you are eligible to acquire an interest in the Contract, we will use your age as of your last birthday.
We will allocate Purchase Payments to the available Subaccounts and the Fixed Accumulation Account according to your instructions. You can control the allocation of investments through transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing, and interest sweep. For more information on these programs, see the Automatic Transfer Programs section of this prospectus.
Purchase Payments
Purchase Payments will be collected by payroll deduction or otherwise. The Owner is responsible for collecting Purchase Payments and sending them to us.
We must receive the initial Purchase Payment for your interest in the Contract on or before the Certificate effective date. We must receive each other Purchase Payment related to your interest in the Contract on or before the earliest of:
•	your Annuity Commencement Date;
•	a death for which a Death Benefit is payable with respect to your interest in the Contract; or
•	the date that your interest in the Contract is surrendered.
Current Restrictions on Purchase Payment Amounts

Minimum amounts	Tax Qualified Contract	Any Other Contract
Minimum initial Purchase Payment	$50	$100
Minimum additional Purchase Payment	$50	$100
Maximum amounts	Tax Qualified Contract	Any Other Contract
Maximum single Purchase Payment	$1,000,000 or Company approval	$1,000,000 or Company approval

We reserve the right to increase or decrease the minimum and maximum Purchase Payment amounts, at our discretion and at any time, where permitted by law.
Processing of Purchase Payments
We will apply the initial Purchase Payment for you to your account using the following rules.
•	If your enrollment form is in Good Order, we will apply the initial Purchase Payment within 2 business days of receipt of the Purchase Payment.
•	If your enrollment form is not in Good Order, we will attempt to get the enrollment form in Good Order within 5 business days. If the enrollment form is not in Good Order at the end of 5 business days, we will inform you of the reason for the delay in processing the Purchase Payment and that the Purchase Payment will be returned immediately unless you specifically agree that we may keep the Purchase Payment until the enrollment form is in Good Order. Once the enrollment form is in Good Order, we will apply the Purchase Payment within 2 business days.
We will apply each additional Purchase Payment for you to your account as of the Valuation Date on which we receive the Purchase Payment and any related allocation instructions in Good Order. If any portion of the additional Purchase Payment is allocated to a Subaccount, we will apply it at the next Accumulation Unit Value calculated after we receive the Purchase Payment and related allocation instructions in Good Order.
Purchase Payment(s) that are allocated to a Subaccount are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to that Subaccount by the value of the Accumulation Unit for that Subaccount at the end of the Valuation Period during which the amount is received.
The initial Accumulation Unit Value for the Money Market Subaccount was set at $1.00 and the initial Accumulation Unit Value for each of the other Subaccounts was set at $10.00. After that, the Accumulation Unit Value is calculated at the end of each Valuation Period. The Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value as of the end of the prior Valuation Period multiplied by the Net Investment Factor. The Accumulation Unit Values will vary as a result of the varying investment performance of the Portfolios. The deduction of the mortality and expense risk charge and the administration charge also affects the Accumulation Unit Values. For more information about the Net Investment Factor, see the Definitions section of this prospectus.
Allocations to Investment Options
You can allocate Purchase Payments in whole percentages to any of the available Subaccounts or the Fixed Accumulation Account. Allocation instructions must be made by Written Request.
Current Restrictions on Allocations
The minimum amount that you can allocate to any Subaccount is $10. The minimum amount that you can allocate to the Fixed Accumulation Account is $10.
If you have a right to cancel your Certificate under applicable state law, we reserve the right to require that Purchase Payment(s) be allocated to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period. If you exercise your right to cancel your Certificate and we have allocated your Purchase Payment(s) to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period, we will refund the greater of the Purchase Payments(s) or your Account Value, without deduction of an early withdrawal charge.
We may, in our sole discretion, restrict or prohibit allocations to Subaccounts or the Fixed Accumulation Account from time to time on a nondiscriminatory basis. If, at any time after your Account Value first reaches $2,000, the amount allocated by you to an investment option is less than $500, we reserve the right to transfer the amount to your other investment options. Such a transfer will be in the same proportion as each of the other option’s value is to your total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
FEES AND CHARGES
Fees and Charges by the Company
We assess two types of fees and charges.

•	We assess fees and charges directly to your interest in the Contract. These fees and charges are the annual Certificate maintenance fee, transfer fees, early withdrawal charges, and premium taxes, as applicable. They are reflected in your Account Value.
•	We also assess charges against the Separate Account. These charges are. These charges are the administration charge and the applicable mortality and expense risk charge. They are reflected in the Accumulation Unit Value.
Certificate Maintenance Fee
The Certificate Maintenance Fee offsets expenses that we incur in issuing the Certificates and the Contracts and in maintaining the Certificates, the Contracts and the Separate Account.

Amount of Fee	$40.00 per year.
When and How Deducted
•     Before the Commencement Date, we deduct this fee as of the Valuation Period after each Certificate Anniversary that the Certificate is in effect. We deduct it pro rata from each investment option in which the Contract has an interest at that time.

• After the Commencement Date, we deduct a portion of the annual fee from each payment. We deduct a pro rata portion of the annual free from each payment.
• We also deduct the full annual fee at the time of a surrender.

Waivers	• Before the Commencement Date if your Account Value is at least $50,000 on the date the fee is due.
• After the Commencement Date if the amount applied to a variable dollar benefit is at least $50,000.
• After the Commencement Date where required to satisfy state law.
• In our discretion where we incur reduced sales and servicing expenses.
Transfer Fee
The Transfer Fee offsets costs that we incur in administering the Certificates and the Contracts.

Amount of Fee	• $25 for each transfer in excess of 12 in any Certificate Year.

•     We reserve the right to change the amount of this fee at any time or the number of transfers that can be made without incurring the transfer fee. The maximum amount of the fee that we would impose on a transfer is $30.

When and How Deducted	Before the Commencement Date, we deduct this fee from the amount transferred.

Waivers	Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. We reserve the right to eliminate this waiver at any time. We also reserve the right to charge fees for automatic transfer and systematic withdrawal programs described in this prospectus, if we determine, in our discretion, that such charges are necessary to offset the costs of administering the programs.

Early Withdrawal Charge
The Early Withdrawal Charge offsets costs that we incur in the sale of the Contracts and interests in the Contracts, including commissions paid to broker dealers and securities representatives and sales literature costs.

Amount of Charge	Up to 5% of the amount withdrawn, surrendered or annuitized.

	Certificate Year	Early Withdrawal Charge
	Year 1	5.00%
	Year 2	4.00%
	Year 3	3.00%
	Year 4	2.00%
	Year 5	1.00%
	Year 6 and after	None

When and How Deducted	Early withdrawal charges apply to withdrawals, surrender or annuitization of your interest in the Contract in Certificate Years 1 through 5. For purposes of calculating the early withdrawal charge, we process withdrawals against Purchase Payments in the order in which we received them.

Waivers See the Waiver of Early Withdrawal Charges section of this prospectus for more information.
•     If you have severed your employment.
•     If the Contract has been in force for 5 years or more.
•     If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years.
•     Under other special circumstances described in the Waiver of Early Withdrawal Charges section of this prospectus.
•     In our discretion where we incur reduced sales and servicing expenses.
•     Where required to satisfy federal or state law.

Example of Calculation of Early Withdrawal Charge
You surrender your interest in the Contract in Certificate Year 3 when your Account Value is $50,000. No early withdrawal charge waiver applies. We take an early withdrawal charge of $1,500 ($50,000 x 0.03) and you receive $48,500.
Deduction for Early Withdrawal Charge When You Take a Withdrawal
Unless you instruct us otherwise, any early withdrawal charge that applies to a withdrawal will be deducted from the amount remaining in your account after you receive the amount you requested. In other words, the amount of the withdrawal will be grossed-up to cover the charge. For example, if the charge is 5%, you request $100, and no waiver applies, you receive $100, the charge is $5.26, and the total withdrawal from your account is $105.26.
Administration Charge
The Administration Charge offsets expenses that we incur in administering the Certificates, the Contracts and the Separate Account.

Amount of Charge	Daily charge equal to 0.000411% of the daily net asset value for each Subaccount, which corresponds to an annual effective rate of 0.15%.

When and How Deducted	Before the Commencement Date and, if variable dollar payments are to be made, after the Commencement Date, we deduct this charge from amounts invested in the Subaccounts.

Waivers or Reductions	In our discretion where we incur reduced sales and servicing expenses.

Mortality and Expense Risk Charge
The Mortality and Expense Risk Charge compensates us for assuming mortality and expense risks under the Contract.
•	We assume mortality risks because we are obligated under the Certificates and the Contracts to make Annuity Benefit payments and Death Benefit payments.

•	We assume expense risks because our actual expenses in administering the Certificates, the Contracts and the Separate Account could exceed the amount recovered through the Certificate maintenance fees, transfer fees and administration charges.

Amount of Charge	Daily charge equal to 0.002339% of the daily net asset value for each Subaccount, which corresponds to an effective annual rate of 0.85%.

When Assessed	Before the Commencement Date, we deduct this charge from amounts invested in the Subaccounts.

Waivers or Reductions	In our discretion where we incur reduced sales and servicing expenses.
Definition of Net Asset Value
We use the term “net asset value” in the administration charge and mortality and expense risk charge tables above. This term means the amount computed by a Portfolio as the price at which the Portfolio’s shares are purchased and redeemed. It is computed no less frequently than each Valuation Period.
Daily Charges in Leap Years
Because the administration charge and the mortality and expense risk charge are assessed on a daily basis, the effective annual rate of these charges may be slightly higher in leap years.
Premium Taxes
Currently some state governments impose premium taxes on annuities. These taxes currently range from zero to 3.5% depending upon the jurisdiction. A federal premium tax has been proposed but not enacted. We will deduct any applicable premium taxes from the Purchase Payments or your Account Value at the time that the tax is imposed.
Loan Origination Fee and Interest
If loans are available under your Certificate and you borrow money under the loan provisions, we will charge a loan origination fee of $50 for each loan. The loan origination fee offsets expenses that we incur in setting up and administering the loan. We will deduct the loan origination fee from the amount that you borrow. We reserve the right to change the amount of this fee at any time. The maximum loan origination fee that we would charge is $50 for each loan.
We will also charge interest on these loans. In addition, we may require you to hold the amount necessary to secure all loans under your Certificate (“collateral amount”) in the Fixed Accumulation Account. The collateral amount held in the Fixed Accumulation Account will earn a fixed rate of interest. The difference between the amount of interest we charge on a loan and the amount of interest we credit to the collateral amount is called the “loan interest spread.” The current “loan interest spread” is 3%. The maximum “loan interest spread” is 5%.
For more information about loans, see the Loans to Participants section of this prospectus.
Maximum Charges
Except as described above, we will never charge more to your interest in the Contract than the fees and charges described in the tables above, even if our actual expenses exceed the total fees and charges we collect.
•	If the distribution expenses we incur in selling the Contracts are greater than the early withdrawal charges we collect, we will use our general account assets to pay these distribution expenses. Our general account assets may include amounts derived from mortality and expense risk charges.

•	If our total expenses related to the Contracts are greater than the total fees and charges we collect from the Contracts, we will use our general account assets to pay our expenses.

•	If the fees and charges we collect from the Contracts are greater than our total expenses related to the Contracts, the excess will be profit to us and will not be returned to you.

Expenses of the Portfolios
In addition to fees and charges by the Company, each Portfolio incurs management fees and other expenses that are described in the prospectus and statement of additional information for the Portfolio. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values and Benefit Unit Values.
Waiver of Early Withdrawal Charges
Waivers After Severance of Employment
We will waive the early withdrawal charges that would otherwise apply if, at the time that you withdraw money from your interest in the Contract or surrender or annuitize your interest in the Contract, you have severed your employment.
Waivers Related to Duration of Contract
We will also waive the early withdrawal charges that would otherwise apply if, at the time that you withdraw money from your interest in the Contract or surrender or annuitize your interest in the Contract, the Contract has been in force for 5 years or more.
Waivers for Certain Annuitizations
We will waive the early withdrawal charges that would otherwise apply if you annuitize your interest in the Contract for life or for a fixed period of at least 10 years.
Extended Care Waiver
(Rider form R6021108NW—Waiver of Early Withdrawal Charges fro Extended Care Rider)
Upon your Written Request, we will waive the early withdrawal charge that would otherwise apply if:
•	your Certificate is modified by the Extended Care Waiver Rider;

•	you are confined in a long-term care facility or hospital;

•	the confinement is prescribed by a physician and is medically necessary;

•	the first day of the confinement is at least one year after the Certificate effective date; and

•	the confinement has continued for a period of at least 90 consecutive days.
You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. There is no charge for this rider, but it may not be available in all states. Please see the rider for more details.
Terminal Illness Rider
(Rider form R6020208NW—Waiver of Early Withdrawal Charges Upon Terminal Illness Rider)
Upon your Written Request, we will waive the early withdrawal charge that would otherwise apply if:
•	your Certificate is modified by the Waiver of Early Withdrawal Charges upon Terminal Illness Rider;

•	you are diagnosed with a terminal illness by a physician;

•	as a result of the terminal illness, you have a life expectancy of less than 12 months from the date of diagnosis; and

•	the diagnosis is rendered by a physician more than one year after the Contract effective date.
You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. There is no charge for this rider, but it may not be available in all states. Please see the rider for more details.
Disability Waiver
If the Social Security Administration determines, after the Certificate effective date and before the applicable withdrawal or surrender, that you are “disabled” as that term is defined in the Social Security Act of 1935, as amended, we will waive the early withdrawal charges that would otherwise apply.
Additional Information about Waivers
Discretionary Reductions or Waivers of Fees or Charges
We may reduce or waive the standard fees and charges that we assess under the Contract due to reduced sales and servicing expenses and/or negotiations between the Owner and us. To determine if we will reduce or waive a fee or charge, in part or in full, we will look at the relevant factors including, but not limited to, the group size, expense efficiency, Purchase Payment flow, and any prior or existing relationship with us. In no event will we waive a charge where the waiver would be unfairly discriminatory to any person.

State Limitations
In some states, our ability to waive fees and charges may be limited by applicable laws, regulations or administrative positions.
TRANSFERS
Before the Commencement Date, you may transfer amounts among Subaccounts and/or between Subaccounts and the Fixed Accumulation Account.
A transfer is effective on the Valuation Date during which we receive the Written Request for transfer. We will process transfers to or from a Subaccount at the next Accumulation Unit Value calculated after we receive the transfer request in Good Order.
We may, in our sole discretion, restrict or prohibit any type of transfer or the availability of any Subaccount or the Fixed Accumulation Account on a nondiscriminatory basis. We may modify our transfer procedures at any time and at our sole discretion. If, at any time after your Account Value first reaches $2,000, the amount allocated by you to a Subaccount is less than $500, we reserve the right to transfer the amount to the other Subaccounts and the Fixed Accumulation Account. If, at any time after your Account Value first reaches $2,000, the amount allocated by you to the Fixed Accumulation Account is less than $500, we reserve the right to transfer the amount to the Subaccounts. If we exercise this right, the transfer will be in the same proportion as each of your other investment option’s value is to your total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
Current Restrictions on Transfer from the Subaccounts
Each transfer from a Subaccount must be at least $500 or the balance of your interest in the Subaccount, if less than $500.
Current Restrictions on Transfers to and from the Fixed Accumulation Account
Minimum Transfer Amount. Each transfer from the Fixed Accumulation Account must be at least $500 or the balance of your interest in the Fixed Accumulation Account, if less.
Maximum Transfer Amount. Transfers from the Fixed Accumulation Account during a Certificate Year may not exceed the greater of 20% of your fixed account value as of the most recent Certificate Anniversary or $1,000. Due to this restriction, it may take a number of years to transfer your interest in the Fixed Accumulation to Subaccounts.
Timing Restrictions.
•	You may not transfer amounts from your interest in the Fixed Accumulation Account during the first Certificate Year.

•	You may transfer amounts from your interest in the Fixed Accumulation Account only during the 30-day period following a Certificate Anniversary.

•	Amounts transferred from your interest in the Fixed Accumulation Account to Subaccounts may not be transferred back to the Fixed Accumulation Account for a period of 12 months from the date of the original transfer.
These restrictions on transfers to and from the Fixed Accumulation Account do not apply to transfers made in connection with the dollar cost averaging, portfolio rebalancing or interest sweep programs.
How to Request a Transfer
Currently, you may make a transfer request by any of the following methods:
•	by Written Request;

•	by telephone at 1-800-789-6771;

•	by facsimile at 513-768-5115; or

•	over the Internet through our web site at www.gafri.com.
All transfer requests must comply with the terms of the Contract and your Certificate. We accept transfer instructions once each Valuation Period. Once instructions have been accepted, they may not be rescinded; however, new instructions may be given the following Valuation Period.

You may place transfer requests by telephone, by facsimile or over the Internet between 9:30 a.m. and 4:00 p.m. Access to these alternate methods of placing transfer requests, particularly through our web site, may be limited or unavailable during periods of peak demand, system upgrading and maintenance, or for other reasons. We may withdraw the right to make transfers by telephone, facsimile or over the Internet upon 10 days’ written notice to affected Contract Owners.
Automatic Transfer Programs
Before the Commencement Date, we offer the automatic transfer services described below. These programs may not be available under all retirement arrangements. For additional information about the availability of the programs, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from us by calling 1-800-789-6771. There are risks involved in switching among the investment options available under the Contract.
Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the 12 transfers permitted under the Certificate without a transfer fee charge. We reserve the right to eliminate this waiver at any time. We also reserve the right to charge fees for automatic transfer and systematic withdrawal programs described in this prospectus, if we determine, in our discretion, that such charges are necessary to offset the costs of administering the programs.

Minimum Account and
Service	Description	Transfer Requirements	Limitations/Notes
Dollar Cost Averaging Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.
Automatic transfers from the money market Subaccount to any other Subaccount(s), or automatic transfers from the Fixed Accumulation Account to any Subaccount(s).
	You may select monthly or quarterly transfers under this program.	Source of funds must be at least $10,000. Minimum transfer is $500. When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.	Dollar cost averaging transfers may not be made to the Fixed Accumulation Account. Dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter.

Portfolio Rebalancing Portfolio rebalancing does not guarantee profits or prevent losses in a declining market.	Automatic transfers among the Subaccounts and the Fixed Accumulation Account to maintain the percentage allocations that you have selected.	Minimum Account Value of $10,000.	Transfers will take place on the last Valuation Date of each calendar quarter. Portfolio rebalancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account is being utilized.

Interest Sweep	Automatic transfers of the income from the Fixed Accumulation Account to any Subaccount(s).	Balance of the Participant’s interest in the Fixed Accumulation Account must be at least $5,000.
		Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.	Interest sweep transfers will take place on the last Valuation Date of each calendar quarter.
Changes in or Termination of Automatic Transfer Programs
You may change any automatic transfer instructions that are in place or may terminate your participation in any of the automatic transfer programs at any time. To change your instructions or to terminate your participation, send us a

Written Request by U.S. or overnight mail or by facsimile at 513-768-5115 or call us at 1-800-789-6771. You must give us at least 30 days’ notice to change any automatic transfer instructions that are already in place or to terminate your participation in an automatic transfer program.
We may terminate, suspend or modify any aspect of the automatic transfer programs described above without prior notice to you, as permitted by applicable law.
We may also impose an annual fee for participation in an automatic transfer program or increase the current annual fee, as applicable, in such amount(s) as we may then determine to be reasonable. The maximum amount of the annual fee that we would impose for participating in each automatic transfer program is $30.
Transfer Restrictions Related to Active Trading Strategies
Neither the Contract nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). Persons who intend to use an active trading strategy should consult a financial advisor and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.
We have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. Appendix C to this prospectus contains more information about these processes and restrictions. For example, under our policies, if a Participant engages in more than 12 transfer events in one Certificate Year, we will require him or her to submit transfer requests via regular first-class U.S. mail for the remainder of that Certificate Year. Transfer restrictions may vary by state.
Appendix B to this prospectus contains more information about these process and restrictions.
WITHDRAWALS AND SURRENDERS
Withdrawals
You may take withdrawals from your interest in the Contract at any time before the earliest of:
•	your Annuity Commencement Date;

•	a death for which a Death Benefit with respect to your interest in the Contract is payable; or

•	the date that your interest in the Contract is surrendered.
The right to withdraw may be restricted under certain tax-qualified retirement arrangements.
Withdrawals must be made by Written Request.
The amount available for withdrawal will be your Surrender Value as of the end of the Valuation Period in which we receive your withdrawal request. This amount may be limited by tax law or employer plans restrictions on withdrawals. The amount of each withdrawal must be at least $500. No withdrawal can be made that would reduce your Surrender Value to less than $500. The $500 minimum does not apply to withdrawals made under a systematic withdrawal program.
A withdrawal will result in the cancellation of Accumulation Units from each of the applicable Subaccounts and/or a reduction in the value of your interest in the Fixed Accumulation Account. Unless the Written Request states otherwise, the reduction in each Subaccount and the Fixed Accumulation Account will be in the same proportion as the reduction in your total Account Value. If you wish to specify the investment options from which the withdrawal is to be taken and the amount to be taken from each specified investment option, you must include this information in the Written Request.
A withdrawal is effective on the Valuation Date during which we receive the Written Request for withdrawal in Good Order. A withdrawal that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in Good Order.
If an early withdrawal charge applies to your withdrawal, you will receive the amount that you requested and your Account Value will be reduced by the amount you receive plus the early withdrawal charge.
Tax consequences of a withdrawal are described in the Federal Tax Matters section of this prospectus.

Surrenders
You may surrender your interest in the Contract in full at any time before the earlier of:
•	your Annuity Commencement Date; or

•	a death for which a Death Benefit with respect to your interest in the Contract is payable.
A full surrender will terminate your interest in the Contract including any applicable riders. The right to surrender may be restricted under certain tax-qualified retirement arrangements. A surrender must be made by Written Request.
A surrender must be made by Written Request. The amount available for surrender will be your Surrender Value at the end of the Valuation Period in which the Written Request for surrender is received by us.
A surrender is effective on the Valuation Date during which we receive the Written Request for surrender in Good Order. A surrender that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in Good Order.
Tax consequences of a surrender are described in the Federal Tax Matters section of this prospectus.
Deferral of Payment
We have the right to suspend or delay the date of payment of a withdrawal or surrender from the Subaccounts at certain times. We may do this for any period:
•	when the New York Stock Exchange is closed or when trading on the New York Stock Exchange is restricted;

•	when the SEC determines that an emergency exists as a result of which the disposal of securities in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

•	when the SEC permits a suspension or delay in payment for the protection of security holders.
As permitted under certain state laws, we also reserve the right to delay the processing and payment of a withdrawal or surrender from the Fixed Accumulation Account. We may delay processing and payment for up to 6 months after we receive your Written Request for a withdrawal or surrender from your interest in the Fixed Accumulation Account. If we delay processing and payment, we will comply with applicable state law.
Systematic Withdrawal
Before your Annuity Commencement Date, you may elect to automatically withdraw money from your interest in the Contract. Your Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100.
You may begin or discontinue systematic withdrawals at any time by Written Request. You must give us at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place. We reserve the right to discontinue offering systematic withdrawals at any time.
Currently, we do not charge a fee to participate in a systematic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.
Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially a different amount of total payments over the life of your Certificate than if annuitization were elected. Unless a waiver applies, the early withdrawal charge applies to a withdrawal made under a systematic withdrawal program during the early withdrawal charge period.
Systematic withdrawals may not be available under all retirement arrangements. For more information about a systematic withdrawal program, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.

LOANS TO PARTICIPANTS
We may make loans to Participants who have interests in Contracts issued in connection with certain tax-qualified retirement arrangements. If loans are available under your Certificate, loan provisions are described in the loan endorsement to your Certificate.
We will charge a loan origination fee of $50 on each loan. We will also charge interest on these loans.
These loans will be secured with an interest in your interest in the Contract. If loans are available under your Certificate and you borrow money under the loan provisions, you must hold the amount necessary to secure all loans under your Certificate (“collateral amount”) in the Fixed Accumulation Account. To meet this requirement, it may be necessary for you to transfer funds to the Fixed Accumulation Account from the Subaccounts to which you have allocated your Account Value. If you do not make the necessary transfer, we will transfer the applicable collateral amount on a pro rata basis from such Subaccounts to the Fixed Accumulation Account. Generally we require the collateral amount to be 110% of the outstanding loan balance.
The collateral amount held in the Fixed Accumulation Account will earn a fixed rate of interest. The minimum rate of interest that we will credit the collateral amount will be 3%.
The difference between the amount of interest we charge on a loan and the amount of interest we credit to the collateral amount is called the “loan interest spread.”
•	Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate we credit to the collateral amount is 3%, the maximum “loan interest spread” is 5%.

•	Because we are currently charging 6% interest on loans and crediting 3% interest on collateral, the current “loan interest spread” is 3%.

•	A plan administrator or an employer retirement plan may require us to charge an interest rate on loans that is higher than 8%. In this case, the maximum “loan interest spread” will be higher than 5% and the current “loan interest spread” will be higher than 3%.
If loans are available under your Certificate and you borrow money under the loan provisions, you will not be able to surrender or annuitize your interest in the Contract until all such loans are paid in full. Loans may also limit the amount of money that you can withdraw from your interest in the Contract. If you default in repaying a loan under your Certificate, we may pay off the loan by effectively reducing your Account Value by an amount equal to the balance of the loan.
If we receive money for your account while a loan is outstanding under your Certificate, we will treat the money as a Purchase Payment unless we are notified that the money is a loan payment. We do not treat loan payments as Purchase Payments for purposes of the early withdrawal charge.
The restrictions on transfers to and from the Fixed Accumulation Account, which are set out in the Transfers section of this prospectus, do not apply to transfers of collateral amounts.
Loan amounts, repayment requirements and default procedures are subject to provisions of the Internal Revenue Code. A default on a loan will result in a taxable event. You should consult a tax advisor before exercising loan privileges.
An outstanding loan balance affects your Account Value, your Surrender Value, the amount of the Annuity Benefit, and the amount of the Death Benefit. In addition, a loan, whether or not repaid, will have a permanent effect on your Account Value because the collateral amount cannot be allocated to the Subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable depending on market performance during the loan period.
For more information about loans, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.

ANNUITY BENEFIT
When your interest in the Contract is annuitized, we promise to pay you a stream of Annuity Benefit payments for the duration of the settlement option selected. Upon annuitization, your Account Value is no longer available to you.
Annuity Commencement Date
Your Annuity Commencement Date as of the Certificate effective date is set out on the Certificate specification page. You may change your Annuity Commencement Date by Written Request. We must receive the Written Request at least 30 days before the date that the Annuity Benefit payments are scheduled to begin.
You may not change your Annuity Commencement Date to a date earlier than the first Certificate Anniversary. You may not change your Annuity Commencement Date to a date later than the Certificate Anniversary following your 95th birthday, unless we agree.
Annuity Benefit Amount
If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years, then your Account Value as of your Annuity Commencement Date will be used to provide these payments. Otherwise, your Surrender Value as of your Annuity Commencement Date will be used to provide Annuity Benefit payments.
The amount used to provide Annuity Benefit payments will be reduced by any fees and charges under the Contract, and applicable premium tax or other taxes not previously deducted.
Form of Annuity Benefit Payments
You may elect to have Annuity Benefit payments made pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.
You may elect a settlement option or change your election by Written Request. The election or any change in your election must be made before your Annuity Commencement Date. We must receive your Written Request at least 30 days before your Annuity Commencement Date.
If you have not made an election as to the form of settlement option, we will attempt to contact you to ascertain the form of settlement option to be used. If you do not select a settlement option, Annuity Benefit payments will be made annually under the terms of Settlement Option B with a fixed period of 10 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Annuity Benefit payments are made for life and are guaranteed to be paid for at least 10 years.
Person Who Receives Annuity Benefit Payments
Annuity Benefit payments generally will be made to you as payee. Annuity Benefit payments may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
Annuity Benefit payments that are payable with respect to a payment interval that ends after the death of the payee will be made to the applicable contingent payee or, if there is no designated or surviving contingent payee, the estate of the last payee who received payments.
DEATH BENEFIT
Definitions
Death Benefit Commencement Date
The first day of the first payment interval for a Death Benefit that is paid as periodic payments or the date of payment for a Death Benefit that is paid as a lump sum.
Death Benefit Valuation Date
The earlier of (1) the date that we have received both Due Proof of Death and a Written Request with instructions as to the form of the Death Benefit or (2) the Death Benefit Commencement Date.
Due Proof of Death

A certified copy of a death certificate or a certified copy of a decree made by a court of competent jurisdiction as to the finding of death. We will also accept other proof that is satisfactory to us.
Death Benefit
A Death Benefit is payable with respect to your interest in the Contract if you die before your Annuity Commencement Date and before your interest in the Contract is surrendered.
No Death Benefit will be paid until we receive Due Proof of Death. Only one Death Benefit will be paid with respect to your interest in the Contract. If a Death Benefit becomes payable, it will be in lieu of all other benefits with respect to your interest in the Contract and all other rights with respect to your interest in the Contract will be terminated. If your surviving spouse (or your civil union partner/domestic partner in applicable states) becomes a successor owner of your interest in the Contract, no Death Benefit will be paid on your death.
Death Benefit Amount
The amount of the Death Benefit will be based on the greater of:
•	your Account Value on the Death Benefit Valuation Date; or
•	the total of all Purchase Payments received by us for your interest in the Contract, reduced proportionally for any withdrawals, including withdrawals to pay charges.
Any reduction that we make to reflect withdrawals will be made in the same percentage as the percentage reduction in your Account Value on the date of the withdrawal. As a result, this reduction may be greater than the amount of the withdrawal. An example of how a withdrawal impacts the Death Benefit is provided in Appendix C. The Death Benefit amount will be reduced by any fees and charges due under the Contract by any applicable premium tax or other taxes not previously deducted, and by the outstanding balance of any loans. We will accrue interest on the Death Benefit payable with respect to your interest in the Contract as required by law. Any interest will be added to the Death Benefit when paid.
Allocations and Transfers of Death Benefit Amount
On the Death Benefit Valuation Date, we will allocate the Death Benefit amount among the Subaccounts and the Fixed Accumulation Account. This allocation will be made in the same proportion as the value of each option bears to your total Account Value as of the end of the Valuation Period immediately before that date. After this allocation, the amount of the Death Benefit to be paid will be based on your Account Value.
Between the Death Benefit Valuation Date and the Death Benefit Commencement Date, the Beneficiary may transfer funds among the Subaccounts and the Fixed Accumulation Account. These transfers are subject to the limitations described in the Transfers section and Appendix B of this prospectus.
Death Benefit Commencement Date
The Beneficiary may designate the Death Benefit Commencement Date by Written Request. The Written Request must be made within one year of your death. If no designation is made, then the Death Benefit Commencement Date will be one year after your death.
Form of Death Benefit Payments
You may elect to have Death Benefit payments made in one lump sum or pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus. There is no additional charge associated with this election.
The election must be made before your death. You may change the election at any time before your death. The election or any change in the election must be made by Written Request.
If you do not make any election, the Beneficiary may make that election after your death and before the Death Benefit Commencement Date. A Beneficiary may change the Beneficiary’s own election by Written Request. We must receive the Written Request at least 30 days before the Death Benefit Commencement Date.
If neither you nor the Beneficiary has made an election, Death Benefit payments will be made annually under the terms of Settlement Option A with a fixed period of 4 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Death Benefit payments end after 4 years.

Any election of a settlement option is subject to restrictions stated in any tax qualification endorsement to the Contract.
Application of a Death Benefit to a Settlement Option
When a Death Benefit is applied to a settlement option, we promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments are based on your Account Value on the Death Benefit Commencement Date.
The Beneficiary generally will be the person on whose life any Death Benefit payments under a settlement option will be based. If the Beneficiary is a non-natural person, the Beneficiary may elect to have payments under a life option based on the life of a person to whom the Beneficiary is obligated. This election must be made by Written Request before the Death Benefit Commencement Date. Otherwise, a Beneficiary that is a non-natural person may only elect to have settlement option payments made under a fixed period payment option.
Step Up in Account Value for Successor Owner
If your spouse (or your civil union partner/domestic partner in applicable states) becomes the successor owner of your interest in the Contract, your Account Value may be increased. There is no additional charge associated with this feature.
•	Your Account Value will be increased to equal the amount of the Death Benefit that would have been payable if your spouse (or your civil union partner/domestic partner) had not become the successor owner.
•	If the Death Benefit that would have been payable is equal to your Account Value on the applicable date, your Account Value will not be increased.
If your Account Value is increased under this provision, we will add the amount in the same proportion as the value of each Subaccount and the Fixed Accumulation Account is to your total Account Value as of the end of the Valuation Period that precedes the Death Benefit Valuation Date. Any increase under this provision will occur as of the date that would have been the Death Benefit Valuation Date. The date that would have been the Death Benefit Valuation Date will be the later of (1) the date we receive Due Proof of Death or (2) the date we receive the successor owner election. This date will never be later than one year after your death.
SETTLEMENT OPTIONS
We will make periodic payments under the standard forms of settlement options described below. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied.
We will make periodic payments in any other form of settlement option that is acceptable to us at the time of any election. Fixed periods shorter than 5 years are generally not available under any settlement option. A fixed period of less than 5 years is available only as a Death Benefit settlement option. All elected settlement options must comply with pertinent laws and regulations.
Once payment begins under a settlement option that is contingent on the life of a specified person or persons (Option B and Option C), the settlement option may not be changed or commuted (i.e., redeemed at present value). Other settlement options (Option A) may be commuted on a basis acceptable to you and us at the time of the commutation request.

Option	Description
Option A Income for a Fixed Period	We will make periodic payments for a fixed period of time that you select (5 to 30 years).

Option B Life Annuity with Payments for a Fixed Period	We will make periodic payments for as long as you live (or as long as the person on whose life benefit payments are based lives). If you die (or the person on whose life benefit payments are based dies) during the fixed period of time that you select, we will make periodic payments for the rest of the period.

Option C Joint and One-Half Survivor Annuity	We will make periodic payments until the death of the primary person on whose life benefit payments are based. If the secondary person on whose life benefit payments are based survives the primary person, we will make one-half of the periodic payment until the death of the secondary person.

We will use the Annuity 2000 Mortality Table for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed settlement option factors, values, and benefits under the Contract.
Payments under Settlement Options
Payments under any settlement option may be in monthly, quarterly, semi-annual or annual payment intervals. The first payment will be paid as of the last day of the initial payment interval. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. In our discretion, we may require benefit payments to be made by direct deposit or wire transfer to the account of a designated payee.
If payment under a settlement option depends on whether a specified person is still alive (Option B and Option C), we may at any time require proof that the person is still living. We will require proof of the age of any person on whose life payments are based. For purposes of calculating payments based on the age of a person, we will use the person’s age as of his or her last birthday.
If more than one person is the payee under a settlement option, we will make payments to the payees jointly. No more than 2 persons may be initial payees under Option C.
We may modify minimum amounts, payment intervals, and other terms and conditions at any time without prior notice to you. If we change the minimum amounts, we may change any current or future payment amounts and/or payment intervals to conform with the change.
Form of Benefit Payments under Settlement Options
Benefit payments may be calculated and paid as fixed dollar payments, variable dollar payments, or a combination of both. The stream of payments, whether fixed dollar or variable dollar, is an obligation of our general account. However, we guarantee only the amount of fixed dollar payments. The Beneficiary (or the applicable payee) bears the risk that any variable dollar payment may be less than the initial variable dollar payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently.
You may request that Annuity Benefit payments or Death Benefit payments be made as fixed dollar payments, variable dollar payments, or a combination of both.
Fixed dollar payments are determined as follows. We start with the amount to be applied to fixed dollar payments. We then deduct a pro-rata portion of the Certificate maintenance fee. The resulting amount, expressed in thousands of dollars is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the settlement option table for the option that is elected. Fixed dollar payments will remain level for the duration of the payment period.
The variable dollar base payment on the Commencement Date is determined as follows. We start with the amount to be applied to variable dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the settlement option table for the option that is elected. The variable dollar base payment reflects an assumed rate of return that is built into the settlement option table. A higher assumed rate of return means a larger variable dollar base payment. A lower assumed rate of return means a smaller variable dollar base payment.
After the Commencement Date, the actual amount of each variable dollar payment will also reflect the investment performance of the Subaccount(s) selected. It may vary from payment to payment. Subsequent variable dollar payments increase only when the actual investment performance is greater than the assumed rate of return. Subsequent variable dollar payments decrease when the actual investment performance is less than the assumed rate of return.

No transfers between fixed dollar payments and variable dollar payments will be allowed after the Commencement Date. Twelve months or more after the Commencement Date, the payee may transfer all or part of the Benefit Units upon which variable dollar payments are based from the Subaccount(s) then held to Benefit Units in other Subaccount(s) that are then available. Such transfers of Benefit Units may not occur more than once in any 12 month period and are subject to the limitations on transfers described in the Transfers section and Appendix B of this prospectus.
Considerations in Selecting a Settlement Option and Payment Forms
Periodic payments under a settlement option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life benefit payments are based, the frequency of the payment interval (monthly, quarterly, semi-annual or annual), and the payment form selected (fixed dollar or variable dollar).
•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.
•	For life contingent settlement options (Option B and Option C), the longer your life expectancy or the Beneficiary’s life expectancy, the lower the amount of each payment because more payments are expected to be paid.
•	Fixed dollar payments will remain level for the duration of the payment period.
•	The actual amount of each variable dollar payment may vary from payment to payment regardless of the duration of the payment period. The actual amount of each variable dollar payment will reflect the investment performance of the Subaccount(s) selected. The assumed daily investment factor, which is based on a net investment rate of 1% per year, compounded annually, also affects the amount by which variable dollar payments increase or decrease.
The Statement of Additional Information contains more information about the Annuity Benefit, the Death Benefit, benefit payments forms, benefit payments calculations, and the assumed daily investment factor.
ADDITIONAL CONTRACT AND CERTIFICATE PROVISIONS
The Contract is an agreement between the Owner of the Contract and the Company. Values, benefits and charges are calculated separately for your Certificate.
Because we are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate, the availability of certain Contract rights and provisions in a given state may depend on that state’s approval of the Contract and Certificates. Where required by state law or regulation, the applicable Contract and corresponding Certificates will be modified accordingly. To obtain an explanation of the modifications that we have made to Contracts delivered in the state where you live, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
We may make any changes to the Contracts and the Certificates required by the Investment Company Act of 1940 or other federal securities laws or by federal or state law regulating variable annuities. In addition, we may make any changes necessary to maintain the status of the Contracts as annuities under the Internal Revenue Code. To the extent required by applicable law, we will obtain approval from federal and state regulators, Contracts owners and Participants and we will notify you of such changes.
At our discretion, we may suspend or discontinue sales of the Contracts.
Your Right to Cancel
In some states, the Owner may have the right to cancel the Contract within a certain number of days after the Owner receives the Certificate. Likewise, a Participant may have the right to cancel his or her Certificate within a certain number of days after he or she receives his or her Certificate. Generally, the Participant will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation of his or her Certificate.
Federal law or the law of the state where the Contract is issued or the Participant lives may vary the cancellation rights.
•	When required by state or federal law, we will refund Purchase Payments without any investment gain or loss.
•	When required by state or federal law, we will refund Purchase Payments in full, without deducting any fees or charges.
If the Owner or the Participant has any cancellation rights, the cover page of the Contract or the Certificate explains the cancellation rights.

During the right to cancel period, we reserve the right to allocate all Purchase Payments made for you temporarily to the Fixed Accumulation Account or a money market Subaccount, at our discretion. If we exercise this right, we will reallocate your Account Value as of the end of the right to cancel period. When we make this reallocation, we will follow the allocation instructions that you provided with the initial Purchase Payment made for you. If you exercise your right to cancel your interest in the Contract and we have allocated Purchase Payments made for you to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period, we will refund the greater of the Purchase Payments made for you or your Account Value without deduction of an early withdrawal charge.
Our Right to Terminate Your Interest
We reserve the right to terminate your interest in the Contract at any time that your Surrender Value is less than $500. If we terminate your interest in the Contract, we will pay your Surrender Value to you. We will not terminate your interest in the Contract if a distribution to you is prohibited by the tax qualification endorsement to the Contract or the employer plan endorsement to the Contract.
Termination of the Contract
We may terminate the Contract by giving the Owner 60 days advance notice. Likewise, the Owner may terminate the Contract by giving us 60 days advance notice. If the Contract is terminated,
•	you may continue your interest in the Contract, but we will not accept any more Purchase Payments for you;
•	the termination will not affect any benefit payments that we are making to you; and
•	the termination will not affect our right to collect any fees or charges under the Contract, the outstanding balance of any loans, or applicable premium tax or other taxes not previously deducted.
Ownership and Participant Provisions
Owner
The Owner of the Contract is your employer or the trustee of your employer’s retirement plan. The Contract Owner is shown on the Certification specifications page. The Contract is held by the Owner for the benefit of the Participants and the Beneficiaries.
The Owner is responsible for collecting Purchase Payments by payroll deduction or otherwise, for remitting them to us in the proper amount, and for providing us with all information needed to apply these amounts properly to the interests of the Participants.
Participant
Each person for whom Purchase Payments are made under the Contract will have an interest in the Contract as a Participant. We will establish an account for each Participant.
As the Participant, you have certain rights under with respect to your interest in the Contract, such as making allocations among investment options, electing a settlement option, and designating the Beneficiary and payee. If you live in a community property state and have a spouse at any time while you own an interest in the Contract, the laws of that state may vary your rights with respect to your interest in the Contract.
Successor Owner to Your Interest in the Contract
In some cases, your spouse (or your civil union partner/domestic partner in applicable states) may succeed to the ownership of your interest in the Contract after your death. Specifically, if a Death Benefit is payable on account of your death and your spouse (or your civil union partner/domestic partner) is the sole Beneficiary to your interest in the Contract, he or she will become the successor owner of your interest in the Contract if (1) you make that Written Request before your death or (2) after your death, your spouse (or your civil union partner/domestic partner) makes that Written Request within one year of your death and before the Death Benefit Commencement Date. A successor owner will succeed to all rights of ownership with respect to your interest in the Contract except the right to name another successor owner.
As required by federal tax law, the Contract and the Certificate contain rules about the rate at which a death benefit must be paid to a beneficiary who is not your spouse. If the successor owner is not your spouse as defined by federal tax law, then after you death the contract values must be distributed in a manner that complies with these rules.

Civil Union Partners, Domestic Partners and Same-Gender Married Couples
The federal Defense of Marriage Act states that none of the following persons are considered married under federal law: civil union partners, domestic partners, or same-gender married couples. Therefore the favorable tax treatment provided by federal tax law to a surviving spouse is NOT available to a surviving civil union partner, a surviving domestic partner, or the surviving spouse of a same-gender marriage. For information about federal tax laws, please consult a tax advisor.
Transfer of Ownership or Assignment
Neither you nor the Owner may transfer, sell, assign, or in any way alienate an interest in the Contract.
Beneficiary Provisions
The Beneficiary is the person entitled to receive any Death Benefit that is to be paid with respect to your interest in the Contract. The Beneficiary will be the measuring life for life contingent Death Benefit payments (Option B and Option C).The Beneficiary is the person or persons whom you designate.
If there is no Beneficiary designated by you who survives you, then your estate will be the Beneficiary. If a Beneficiary dies within 30 days after your death, we will assume that he or she did not survive you.
Joint Beneficiaries. You may designate 2 or more persons jointly as the Beneficiary. Unless you state otherwise, joint Beneficiaries who survive you will be entitled to equal shares.
Contingent Beneficiaries. You may also designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary will be entitled to a benefit only if there is no primary Beneficiary who survives you.
How to Designate a Beneficiary or Change a Designation
You may make or change a designation of Beneficiary at any time so long as you are still living and have not specified that a prior designation is irrevocable. A designation of Beneficiary must be made by Written Request. The Written Request must be received on or before the date of death for which a Death Benefit is payable.
Except as otherwise elected or as required by law, a change of Beneficiary will not cancel a settlement option election.
Payee Provisions
A payee is a person to whom benefits are paid with respect to your interest in the Contract.
•	You are the payee of the Annuity Benefit.
•	The Beneficiary is the payee of the Death Benefit.
Designation of Other Payees
A designation or change of payee must be made by Written Request. Irrevocable naming of a payee other than the Participant can have adverse tax consequences.
In any event, you will be the person on whose life Annuity Benefits payments are based and the Beneficiary will be the person on whose life Death Benefit payments under a settlement option will be based. No change of payee at any time will change this.
ANNUITY INVESTORS LIFE INSURANCE COMPANY®
The Company is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity contracts. The administrative office of the Company is located at 525 Vine Street, Cincinnati, Ohio 45202.
The Company is an indirect wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
The obligations under the Contracts are obligations of the Company. The fixed benefits under the Contract are provided through the Fixed Account. The Fixed Account is part of our general account and its values are not dependent on the investment performance of the Subaccounts that make up the Separate Account. The variable benefits under the Contract are provided through the Separate Account, which is described below.

The Company’s general account assets are used to guarantee the payment of applicable annuity and death benefits under the Contracts. As a result, Contract owners and participants must rely upon the financial strength of the Company for any benefit payments under the Contract. To the extent that we are required to pay benefit amounts in excess of the applicable Contract values, such amounts will come from the Company’s general account assets. You should be aware that the Company’s general account is exposed to the risks normally associated with a portfolio of fixed maturity securities, equity securities and derivatives. Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility and prepayment risk. The Company’s financial statements in the Statement of Additional Information include a further discussion of investments held by the Company’s general account. In addition, the Company’s general account is subject to the claims of its creditors.
The Company and Great American Advisors®, Inc., the principal underwriter of the Contracts, are involved in various kinds of routine litigation that, in management’s judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.
THE SEPARATE ACCOUNT
We established the Separate Account on November 7, 2001, as an insurance company separate account under the laws of the State of Ohio. The Separate Account is registered with the SEC as a unit investment trust. It is divided into Subaccounts that invest in corresponding Portfolios. Interests in the Subaccounts are securities registered with the SEC.
The assets of the Separate Account will be held for the exclusive benefit of owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts issued by the Separate Account. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the performance of the Separate Account is entirely independent of the investment performance of our general account assets or any other separate account maintained by us.
Separate Account Changes. If we deem it to be in the best interest of persons having voting rights under the Contracts we may operate the Separate Account as a management company or any other form permitted by law.; de-register the Separate Account in the event such registration is no longer required; or combine the Separate Account with one or more separate accounts. If we take any of these actions, we will make such changes in the Contracts and Certificates as may be necessary or appropriate to reflect such action. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators, Contract owners and Participants and we will notify you of such changes.
New Subaccounts. We may establish new Subaccounts when, we determine in our sole discretion, that marketing, tax, investment or other conditions warrant this action. Any new Subaccounts will be made available to existing owners on a nondiscriminatory basis to be determined by us.
Changes to Subaccounts. We do not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of Purchase Payments or variable dollar payments or for transfers. If a Subaccount or the corresponding Portfolio is no longer available, we will stop accepting allocations to the Subaccount. We may substitute the shares of a different portfolio for shares of the underlying Portfolio held by the corresponding Subaccount. We may also substitute a different class of portfolio shares for the class of Portfolio shares held by a Subaccount.
We may make these substitutions or other changes to the Subaccounts or underlying Portfolios due to an investment decision by us, or due to an event not within our control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company that offers the Portfolio. If we take any of these actions, we will make such changes in the Contracts or Certificates as may be necessary or appropriate to reflect such action. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators, Contract owners and Participants and we will notify you of such changes.
We review the Portfolios periodically and we may limit the availability of any Portfolio to new Purchase Payments and/or transfers if we determine that the Portfolio no longer satisfies our selection criteria, the corresponding Subaccount has not attracted significant allocations from Contract owners, or it is in the best interest of persons having voting rights under the Contracts. We will notify you of such limitations. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators and Contract owners of such limitations.
FIXED ACCUMULATION ACCOUNT
Interests in the Fixed Accumulation Account are not securities and are not registered with the SEC. We guarantee amounts allocated to the Fixed Accumulation Account and the interest credited on those amounts so long as those amounts remain in the Fixed Accumulation Account.
The interest rate credited to each Purchase Payment allocated to the Fixed Accumulation Account will not be changed for at least 12 months following the date on which we receive the Purchase Payment. Thereafter, it will not be changed more frequently than once per calendar quarter. The interest rate credited to amounts that you transfer to the Fixed Accumulation Account will not be changed more frequently than once per calendar quarter.
Your Certificate contains more information about the Fixed Accumulation Account, including information about how and when interest rates are determined and changed and how and when interest is credited to amounts allocated to the Fixed Accumulation Account.
There are restrictions on allocations to the Fixed Accumulation Account, which are described more fully in the Purchase Payments and Allocations to Investment Options section of this prospectus. There are also restrictions on transfers to and from the Fixed Accumulation Account, which are described more fully in the Transfers section of this prospectus
VOTING OF PORTFOLIO SHARES
To the extent required by law, we will vote all Portfolio shares held in the Separate Account at regular and special shareholder meetings of the respective Portfolios.
Before the Commencement Date, we will vote Portfolio shares according to instructions we receive from owners of contracts who have a voting interest in the applicable Subaccount, unless we are permitted to vote shares in our own right. We will also vote or abstain from voting shares for which we receive no timely instructions and shares that we hold as to which owners have no beneficial interest.* We will vote or abstain from voting such shares in proportion to the voting instructions we receive from owners of all contracts participating in the Subaccount. Because we will use this proportional method of voting, a small number of owners may determine the manner in which we will vote Portfolio shares for which we solicit voting instructions but receive no timely instructions.
We will calculate the number of votes for which an owner may provide voting instructions separately for each Subaccount. We will determine the number by applying the owner’s percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. We will determine the owner’s percentage interest and the total number of votes as of the record date established by that Portfolio for voting purposes.
After the Commencement Date, neither the Owner, beneficiary nor payee has any voting or other interest in the Separate Account.
DISTRIBUTION AND COMPENSATION ARRANGEMENTS
Principal Underwriter and Selling Firms
Great American Advisors®, Inc. (“GAA”) is the principal underwriter of the variable annuity products that we issue (the “AILIC Contracts”). Its business address is 525 Vine Street, Cincinnati, Ohio 45202. GAA is an indirect wholly-owned subsidiary of American Financial Group, Inc. and, as a result, is an affiliate of the Company.
We have entered into a distribution agreement with GAA for the distribution and sale of AILIC Contracts. Pursuant to this agreement, GAA offers AILIC Contracts for sale through its registered representatives and through registered representatives of unaffiliated broker-dealers (the “selling firms”).
GAA and the selling firms are registered under the Securities Exchange Act of 1934, and are members of the Financial Industry Regulatory Authority (“FINRA”). All registered representatives (the “sales representatives”) who sell AILIC

Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuity contracts.
Pursuant to the distribution agreement with GAA, we pay sales compensation to GAA as the principal underwriter and for the sale of AILIC Contracts by its sales representatives. In turn, GAA pay sales compensation to all selling firms for the sale of AILIC Contracts by their sales representatives. We paid the following amounts to GAA for the last three years: XXXX for 2009, $802,498 for 2008 and $855,827 for 2007.
No specific charge is assessed directly to the Separate Account or directly to owners of the contracts described in this prospectus at the time of purchase to cover commissions and other incentives or payments we make in connection with their distribution. However, we intend to recoup commissions and other sales expenses and incentives we pay through the early withdrawal charges and other fees and charges we deduct under the variable annuity products that we issue and through other corporate revenue.
You should be aware that GAA, the selling firms and their sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for GAA, the selling firm or their sales representatives to recommend or sell an AILIC Contract to you. You may wish to take these payments into account when considering and evaluating such recommendation.
Compensation Paid to GAA and All Selling Firms
Compensation to GAA and the selling firms takes the form of sales commissions and certain types of non-cash compensation, such as compensation for conference or seminar trips and certain gifts. Sales commissions may vary by the selling firm but the commissions payable up-front on sales of AILIC Contracts are not expected to exceed 8.5% of purchase payments. Some sales representatives may elect to receive a lower commission on purchase payments along with a quarterly or monthly payment based on contract value for so long as the contract remains in effect. These quarterly or monthly payments are sometimes called a trail commission. Trail commissions are not expected to exceed 1.25% of contract value on an annual basis. The selling firm may be required to return commissions related to the sale of a particular AILIC Contract if certain events occur in the first contract year such as cancellation of that contract, withdrawals from that contract, surrender of that contract, or a death that would give rise to a death benefit under that contract. We pay different commissions based on which AILIC Contract is sold and we generally pay lower compensation on sales of Contracts to older owners or participants.
GAA and some selling firms employ individuals called “wholesalers” in the sales process who provide sales support and training to sales representatives. Compensation paid to wholesalers may be based on purchase payments or contract value.
A sales representative typically receives a portion of the sales compensation paid to his or her selling firm, depending on the agreement between the selling firm and its sales representatives and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits.
Ask your sales representative for additional information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of an AILIC Contract. Also inquire about any revenue sharing arrangements that the Company and its affiliates may have with the selling firm, including the conflicts of interest that such arrangements may create.
The Statement of Additional Information includes more information about the compensation that we pay to GAA and additional compensation that GAA pays to selected selling firms.
FEDERAL TAX MATTERS
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Participant’s interest in a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.

The tax information provided in the prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. A taxpayer cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. A taxpayer should seek advice on legal or tax questions based on his or her particular circumstances from an attorney or tax advisor who is not affiliated with the Company.
Tax-Qualified Retirement Plans
Annuities may qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.
The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, the owner of the Contract should seek competent legal and tax advice regarding the suitability of the Contract for the situation involved and the requirements governing the distribution of benefits.
Contributions to a tax-qualified Contract are typically made with pre-tax dollars, though there are exceptions. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.
Individual Retirement Annuities
IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.
Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.
Tax-Sheltered Annuities
IRC 403(b) of the Code permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.
Pension, Profit—Sharing, and 401(k) Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.

Roth TSAs and Roth 401(k)s
IRC Section 402A permits TSA plans and 401(k) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA or 401(k) plan are included in the employee’s taxable income as earned. Distributions are considered to come proportionally from contributions and earnings. Distributions attributable to contributions are tax-free. Distributions attributable to earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. Amounts attributable to Roth TSA and Roth 401(k) contributions are subject to the same distribution restrictions that apply to other amounts attributable to TSA or 401(k) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.
Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund eligible deferred compensation plans for their employees, as described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.
Nonqualified Deferred Compensation Plans
Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include eligible deferred compensation plans of non-governmental tax-exempt employers described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. The employer as Owner of the Contract will generally be taxed currently on any increase in the Account Value. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.
Other Group Annuity Programs
Employers and other group sponsors may make annuity contracts that are not tax-qualified retirement plans available for after-tax contributions from their employees or members of the group. Internal Revenue Code (“IRC”) Section 72 will generally govern the taxation of such annuities. The income earned on an interest in a Contract is generally not included in income until it is withdrawn from the Contract. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information.

Summary of Income Tax Rules
The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other group annuity programs.

	Tax-Qualified Retirement Plans	Nonqualified Deferred Compensation Plans	Other Group Annuity Programs
Plan Types	• IRC §401 (Pension, Profit—Sharing, 401(k))	• IRC §409A	IRC §72 only
	• IRC §403(b) (Tax-Sheltered Annuity)	• IRC §457 (Nongovernmental §457)
• IRC §408 (IRA, SEP, SIMPLE IRA)
• IRC §408A (Roth IRA)
• IRC §402A (Roth TSA or Roth 401(k))
• IRC §457 (Governmental §457)

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Eligible employee or other member of group.

Distribution Restrictions	Distributions from Contract or plan may be restricted to meet requirements of the Internal Revenue Code and/or terms of the retirement plan.		None.

Taxation of Surrenders and Lump Sum Death Benefit	Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax contributions or other “investment in the contract” is not taxable. Distributions from Roth IRA are deemed to come first from after-tax contributions. Distributions from other Contracts are generally deemed to come from investment in the contract on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.	Generally, distributions must be included in taxable income until all earnings are paid out. Thereafter, distributions are tax-free return of the “investment in the contract”.

However, distributions are tax-free until any contributions from before August 14, 1982 are returned.

Taxation of Annuitization Payments (annuity benefit or death benefit)	For fixed dollar benefit payments, a percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, or Roth 401(k) are completely tax free if certain requirements are met.

Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans . Other exceptions may apply.	No penalty taxes.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor on transfer or assignment. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plan Contracts are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

Required Minimum Distributions
The Contracts are subject to the required minimum distribution (“RMD”) rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.
For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, for a Tax-Sheltered Annuity Plan, Pension, Profit-Sharing, or 401(k) Plan, or Governmental Deferred Compensation Plan of an employer, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.
For a Roth IRA or Contract that is not tax-qualified, there are no required minimum distributions during life.
All Contracts are generally subject to required minimum distributions after death. Generally, if payments have begun under a settlement option during life or if under a tax-qualified Contract the required beginning date for distributions had been reached, then after death any remaining payments must be made at least as rapidly as those made or required before death. Otherwise, the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the beneficiary’s life expectancy. For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a beneficiary who is a surviving spouse (as defined by federal tax law) may elect out of these requirements, and apply the required minimum distribution rules as if the Contract were his or her own.
DELIVERY OF DOCUMENTS TO PARTICIPANTS
Reports and Confirmations
At least once each Certificate Year, we will mail reports of your Account Value and any other information required by law to you. We will not send these reports after the Commencement Date or a full surrender of your interest in the Contract, whichever is first.
We will confirm receipt of any Purchase Payments made for you after the initial Purchase Payment in quarterly statements of account activity.
Householding
If you and other Participants at a shared address consented to receive only one copy per household (“householding”) of each document distributed to Participants, you may revoke your consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com if you wish to receive separate documents.
If you are currently receiving multiple copies of these documents, you may contact us at 1-800-789-6771 or www.gafri.com for additional information about householding.
Electronic Delivery of Required Documents
If you wish to receive documents distributed to Participants only in electronic form, you must give your consent to electronic delivery. You may revoke this consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com for additional information about electronic delivery of documents.
THE REGISTRATION STATEMENT
We filed a Registration Statement with the SEC under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the SEC, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at the SEC’s web site www.sec.gov. The registration number for the Contracts is 333-148940.

Statements in this prospectus discussing the content of the Contracts, the Certificates and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts, the Certificates or any other legal document, refer to the appropriate exhibit to the Registration Statement.
STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information containing more details concerning the subjects discussed in this prospectus is available. The following is the table of contents for the Statement of Additional Information:
Annuity Investors Life Insurance Company
Portfolios
Services
Distribution of the Contracts
Performance Information
Annuitants
Beneficiaries
Payees
Glossary of Financial Terms
Form of Benefit Payments Under Settlement Options
Federal Tax Matters
Financial Statements
Copies of the Statement of Additional Information dated May 1, 2010 are available without charge.
•	To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

•	You may also call us at 1-800-789-6771, or visit us at our web site www.gafri.com, to request a copy.

Annuity Investors Variable Account C
Request for Statement of Additional Information

Name:

Address:

City:	State:	Zip:

APPENDIX A: CONDENSED FINANCIAL INFORMATION

Standard	Number of Standard	Standard	Number of Standard
(0.75% Total	(0.75% Total	(1.00% Total	(1.00% Total
Separate	Separate	Separate	Separate
Account Expenses)	Account Expenses)	Account Expenses)	Account Expenses)
Accumulation Unit	Accumulation Units	Accumulation Unit	Accumulation Units
Value	Outstanding	Value	Outstanding	Year
American Century VP Large Company Value Fund-Class II (Inception Date 5/1/2008)
7.829211	0.000	7.796256	377.020	12/31/09
6.578443	0.000	6.567284	9.820	12/31/08
American Century VP Mid Cap Value Fund-Class II (Inception Date 5/1/2008)
9.852695	0.000	9.811271	1,542.147	12/31/09
7.647983	0.000	7.635021	9.790	12/31/08
American Century VP VistaSM Fund-Class I (Inception Date 5/1/2008)
6.917004	0.000	6.887900	215.537	12/31/09
5.690621	0.000	5.680969	10.000	12/31/08
Calamos Growth and Income Portfolio (Inception Date 5/1/2008)
9.999664	0.000	9.957634	2,003.097	12/31/09
7.226498	0.000	7.214261	9.880	12/31/08
Davis Value Portfolio (Inception Date 5/1/2008)
7.999668	0.000	7.966007	11,236.680	12/31/09
6.145447	0.000	6.135020	1,092.055	12/31/08
The Dreyfus Socially Responsible Growth Fund, Inc.-Service Shares (Inception Date 5/1/2008)
9.151436	0.000	9.112949	228.652	12/31/09
6.909917	0.000	6.898203	14.561	12/31/08
Dreyfus Stock Index Fund, Inc.-Service Shares (Inception Date 5/1/2008)
8.229244	0.000	8.194625	18,001.316	12/31/09
6.578160	0.000	6.567000	1,396.534	12/31/08
Dreyfus VIF Money Market Portfolio (Inception Date 5/1/2008)
1.002006	0.000	0.997746	18,421.352	12/31/09
1.008325	0.000	1.006613	57,284.676	12/31/08
DWS Variable Series II Global Thematic VIP-Class A (Inception Date 5/1/2008)
7.651359	0.000	7.619166	11.106	12/31/09
5.360172	0.000	5.351076	9.920	12/31/08
FTVIP Franklin Small Cap Value Securities Fund-Class 2 (Inception Date 5/1/2009)
12.588345	0.000	12.567145	34.260	12/31/09
FTVIP Franklin U.S. Government Fund-Class 2 (Inception Date 5/1/2008)
10.708856	0.000	10.663899	2,933.600	12/31/09
10.465836	0.000	10.448171	316.476	12/31/08
FTVIP Mutual Global Discovery Securities Fund-Class 2 (Inception Date 5/1/2009)
11.952647	0.000	11.932491	1,121.764	12/31/09
FTVIP Mutual Shares Securities Fund-Class 2 (Inception Date 5/1/2008)
8.336033	0.000	8.300977	1,115.174	12/31/09
6.663348	0.000	6.652059	103.430	12/31/08
FTVIP Templeton Foreign Securities Fund-Class 2 (Inception Date 5/1/2008)
8.426424	0.000	8.391002	287.817	12/31/09
6.195197	0.000	6.184704	78.469	12/31/08
FTVIP Templeton Global Bond Securities Fund-Class 2 (Inception Date 5/1/2009)
11.293303	0.000	11.274241	1,309.048	12/31/09
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2008)
9.098203	781.533	9.059949	19,121.634	12/31/09
7.669871	82.976	7.656882	387.549	12/31/08

Standard	Number of Standard	Standard	Number of Standard
(0.75% Total	(0.75% Total	(1.00% Total	(1.00% Total
Separate	Separate	Separate	Separate
Account Expenses)	Account Expenses)	Account Expenses)	Account Expenses)
Accumulation Unit	Accumulation Units	Accumulation Unit	Accumulation Units
Value	Outstanding	Value	Outstanding	Year
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2008)
9.979881	0.000	9.937960	161.679	12/31/09
9.287344	0.000	9.271650	9.980	12/31/08
Ibbotson Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2008)
8.648830	0.000	8.612471	12,662.731	12/31/09
6.991026	0.000	6.979180	702.570	12/31/08
Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2008)
9.547811	0.000	9.507678	542.501	12/31/09
8.491008	0.000	8.476642	83.267	12/31/08
Invesco V.I. Capital Development Fund-Series II Shares (Inception Date 5/1/2008)
8.181613	0.000	8.147189	6,266.094	12/31/09
5.805617	0.000	5.795762	656.761	12/31/08
Invesco V.I. Global Real Estate Fund-Series II (Inception Date 5/1/2008)
7.123538	0.000	7.093527	4,879.097	12/31/09
5.474766	0.000	5.465460	318.461	12/31/08
Invesco V.I. International Growth Fund-Series II (Inception Date 5/1/2008)
8.390080	0.000	8.354808	1,875.370	12/31/09
6.265966	0.000	6.255352	75.703	12/31/08
Invesco V.I. Mid Cap Core Equity Fund-Series II (Inception Date 5/1/2008)
9.306394	0.000	9.267259	572.744	12/31/09
7.220947	0.000	7.208720	9.860	12/31/08
Invesco V.I. Small Cap Equity Fund-Series I (Inception Date 5/1/2008)
8.586297	0.000	8.550168	1,102.424	12/31/09
7.132783	0.000	7.120692	68.214	12/31/08
Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Class I (Inception Date 5/1/2008)
8.474288	0.000	8.438627	1,989.177	12/31/09
6.133569	0.000	6.123166	57.017	12/31/08
Invesco Van Kampen V.I. Value Portfolio-Class I (Inception Date 5/1/2008)
8.848709	0.000	8.811471	552.134	12/31/09
6.805940	0.000	6.794399	9.760	12/31/08
Janus Aspen Balanced Portfolio-Service Shares (Inception Date 5/1/2008)
10.369518	0.000	10.325953	999.238	12/31/09
8.319543	0.000	8.305469	9.950	12/31/08
Janus Aspen Enterprise Portfolio-Service Shares (Inception Date 5/1/2008)
8.057696	0.000	8.023770	1,473.142	12/31/09
5.620558	0.000	5.611013	9.820	12/31/08
Janus Aspen Janus Portfolio-Service Shares (Inception Date 5/1/2008)
8.573013	0.000	8.536954	1,522.828	12/31/09
6.350678	0.000	6.339912	107.100	12/31/08
Janus Aspen Overseas Portfolio-Service Shares (Inception Date 5/1/2008)
8.323565	0.000	8.288537	20,103.340	12/31/09
4.683287	0.000	4.675330	2,140.026	12/31/08
Morgan Stanley UIF Mid Cap Growth Portfolio-Class I (Inception Date 5/1/2008)
8.718322	0.000	8.681640	2,667.490	12/31/09
5.571646	0.000	5.562187	94.971	12/31/08
Neuberger Berman AMT Guardian Portfolio-Class S (Inception Date 5/1/2008)
8.414597	0.000	8.379171	891.272	12/31/09
6.546650	0.000	6.535544	9.740	12/31/08

Standard	Number of Standard	Standard	Number of Standard
(0.75% Total	(0.75% Total	(1.00% Total	(1.00% Total
Separate	Separate	Separate	Separate
Account Expenses)	Account Expenses)	Account Expenses)	Account Expenses)
Accumulation Unit	Accumulation Units	Accumulation Unit	Accumulation Units
Value	Outstanding	Value	Outstanding	Year
Oppenheimer Capital Appreciation Fund/VA-Service Shares (Inception Date 5/1/2008)
8.102154	0.000	8.068067	8,341.351	12/31/09
5.663067	0.000	5.653452	699.373	12/31/08
Oppenheimer Global Securities Fund/VA-Service Shares (Inception Date 5/1/2008)
8.666061	0.000	8.629610	343.151	12/31/09
6.265724	0.000	6.255104	9.890	12/31/08
Oppenheimer Main Street Fund®/VA-Service Shares (Inception Date 5/1/2008)
8.246937	0.000	8.212236	179.496	12/31/09
6.491862	0.000	6.480853	9.890	12/31/08
Oppenheimer Main Street Small Cap Fund/VA-Service Shares (Inception Date 5/1/2008)
8.920887	0.000	8.883329	3,358.109	12/31/09
6.566433	0.000	6.555295	9.820	12/31/08
PIMCO VIT High Yield Portfolio-Administrative Class (Inception Date 5/1/2008)
10.432342	0.000	10.388554	323.585	12/31/09
7.484753	0.000	7.472104	9.990	12/31/08
PIMCO VIT Real Return Portfolio-Administrative Class (Inception Date 5/1/2008)
10.531472	0.000	10.487255	7,159.090	12/31/09
8.962472	0.000	8.947331	911.453	12/31/08
PIMCO VIT Total Return Portfolio-Administrative Class (Inception Date 5/1/2008)
11.388685	0.000	11.340888	12,765.187	12/31/09
10.059204	0.000	10.042223	1,255.794	12/31/08
Wilshire 2015 ETF Fund (Inception Date 5/1/2008)
9.353482	0.000	9.314180	5,090.886	12/31/09
7.829806	0.000	7.816555	9.920	12/31/08
Wilshire 2025 ETF Fund (Inception Date 5/1/2008)
8.958965	0.000	8.921314	267.651	12/31/09
7.493433	0.000	7.480747	9.900	12/31/08
Wilshire 2035 ETF Fund (Inception Date 5/1/2008)
8.514817	0.000	8.479013	422.118	12/31/09
7.096966	0.000	7.084940	31.512	12/31/08
The above table gives year-end Accumulation Unit information for each Subaccount from the end of the year of inception (the commencement date of the public offering of the Contracts) to December 31, 2009. This information should be read in conjunction with the Separate Account financial statements including the notes to those statements. The beginning Accumulation Unit Value for the Dreyfus VIF Money Market Portfolio Subaccount was 1.000000 as of its inception date. The beginning Accumulation Unit Value for each other Subaccount was 10.000000 as of its inception date.

APPENDIX B: TRANSFER RESTRICTIONS
Restrictions on Transfers; Disruptive Trading, Market Timing and Frequent Transfers
We discourage (and will take action to deter) short-term trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Contract owners, annuitants and beneficiaries. Short-term trading can result in:
•	the dilution of Accumulation Unit Values or Portfolio net asset values

•	Portfolio advisors taking actions that negatively impact performance such as keeping a larger portion of the Portfolio assets in cash or liquidating investments prematurely in order to support redemption requests

•	increased administrative costs due to frequent purchases and redemptions
To help protect Contract owners, annuitants, and beneficiaries from the negative impact of these practices, we have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. There is no guarantee that we will be able to detect harmful trading practices, or, if it is detected, to prevent recurrences. In addition, it is possible that, despite the adoption and implementation of these restrictions, some market timing activity may occur while other market timing activity is prohibited.
U.S. Mail Restrictions on Persons Engaged in Harmful Trading Practices
We monitor transfer activity in order to identify those who may be engaged in harmful trading practices and we produce and examine transaction reports. These reports provide us with information about Contract owners (or third parties acting on their behalf) who have engaged in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Date). For example, multiple transfers by a Contract owner involving 10 underlying Portfolios in one day count as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying Portfolios (or one underlying Portfolio if the transfer is made to or from the Fixed Accumulation Account) will also count as one transfer event. A transfer event would not include a transfer made pursuant to one of the automatic transfer programs such as dollar cost averaging, portfolio rebalancing and interest sweep.
As a result of this monitoring process, we may restrict the method of communication by which transfer requests will be accepted. Our policies require us to adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfer events in one quarter of a Contract Year	We will mail a letter to the Contract owner notifying the Contract owner that:
• we have identified the Contract owner as a person engaging in harmful trading practices; and

•     if the Contract owner’s transfer events exceed 12 in one Contract Year, we will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by other means such as electronic means or overnight, priority or courier delivery.

More than 12 transfer events in one Contract Year	We will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by any other means.
On each Contract Anniversary, we will start the monitoring anew, so that each Contract starts with zero transfer events the first day of each new Contract Year. See, however, the “Other Restrictions” provision below.

Other Restrictions
We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect Contract owners, annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted. We will consider the following factors:
•	the dollar amount involved in the transfer event

•	the total assets of the Portfolio involved in the transfer event

•	the number of transfer events completed in the current quarter of the Contract Year

•	whether the transfer event is part of a pattern of transfer events designed to take advantage of short-term market fluctuations or market efficiencies
Our transfer restrictions are designed to prevent harmful trading practices. Despite such transfer restrictions, there is a risk that such harmful trading practices could still occur. If we determine our goal of curtailing harmful trading practices is not being fulfilled, we may amend or replace the procedures described above without prior notice. We will consider waiving the procedures described above for unanticipated financial emergencies.
Trading Restrictions and Redemption Fees Imposed by Portfolios
The Portfolios reserve the right, in their sole discretion and without prior notice, to reject, restrict or refuse purchase orders received from insurance company separate accounts that the Portfolios determine not to be in the best interest of their shareholders. We will apply such rejections, restrictions or refusals by the Portfolios uniformly and without exception. In addition, the Portfolios may impose redemption fees. We reserve the right to implement, administer and collect redemption fees imposed by any Portfolio. You should read the prospectuses of the Portfolios for more details about their ability to impose trading restrictions and redemption fees.
Information Sharing
As required by Rule 22c-2 under the Investment Company Act of 1940, we have entered into information sharing agreements with Portfolio companies. Under the terms of these agreements, we are required, if requested by a Portfolio company:
•	To provide Contract owner information and information about transactions in the Portfolio shares during a specified period; and

•	To prohibit or restrict further purchases or exchanges by a Contract owner if the Portfolio company identifies the Contract owner as a person who has engaged in trading that violated the Portfolio company’s frequent trading policies.

APPENDIX C: DEATH BENEFIT EXAMPLES
Example of Determination of Death Benefit Amount
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount.
This example assumes:
•	your total Purchase Payments equal $100,000;

•	your Account Value is $90,000; and

•	you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction.

1 —	$ 80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage

	$ 90,000	Account Value immediately before withdrawal		Reduction

$100,000	Purchase	x 11.1111%	Percentage	= $11,111	Proportional
	Payments		Reduction		Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	-11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Purchase Payments of $88,889 is greater than the Account Value of $80,000, so the Death Benefit amount would be $88,889.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

Example of Determination of Death Benefit Amount under the Optional Enhanced Death Benefit Rider
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the optional Enhanced Death Benefit Rider.
This example assumes:
•	your total Purchase Payments equal $100,000;

•	your Account Value is $90,000;

•	the Historic High Value is $140,000 and

•	you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction in the Purchase Payments.

1 —	$ 80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage

	$ 90,000	Account Value immediately before withdrawal		Reduction

$100,000	Purchase	x 11.1111%	Percentage	= $11,111	Proportional
	Payments		Reduction		Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	-11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Calculate the proportional reduction in the Historic High Value.

1 —	$ 80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage

	$ 90,000	Account Value immediately before withdrawal		Reduction

$140,000	Historic	x 11.1111%	Percentage	= $15,556	Proportional
	High Value		Reduction		Reduction
Step Four: Calculate the reduced Historic High Value amount.

Historic High Value	$140,000
Less proportional reduction for withdrawals	-15,556

Historic High Value reduced for withdrawals	$124,444
Step Five: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Historic High Value of $124,444 is greater than both the reduced Purchase Payments of $88,889 and the Account Value of $80,000, so the Death Benefit amount would be $124,444.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.